adidas-Salomon

RECEIVED

2005 APR 14 A 8:35

OFFICE OF INTERNATIONAL CORPORATE FINANCE

adidas-Salomon AG Postfach 1120 91072 Herzogenaurach Germany
Phone: (+49) 9132 84 2803 Fax: (+49) 9132 84 3219 gabriele.dirian@adidas.de
www.adidas-Salomon.com

United States Securities
and Exchange Commission
Attn. Mr. Paul Dusek
Division of Corporate Finance
450 Fifth Street, NW

Washington, D.C. 20549
USA

05007229

SUPPL

06.04.2005

adidas-Salomon AG
SEC Filing
Exemption purs. to rule 12g-3-2(b) under the Securities Exchange Act of 1934
File No. 83-42 78

PROCESSED
APR 25 2005 E
THOMSON
FINANCIAL

Dear Mr. Dusek,

in compliance with the above rule, please find attached

- the Nine Months Report 2004 (Attachment No. 1)
- the Annual Report 2004 (Attachment No. 2)
- the invitation to our forthcoming Annual General Meeting (Attachment No. 4)

If you need further information, please do not hesitate to contact me.

Kind regards,

Attachment

Gabriele Dirian
Company Secretary

dlw 4/15

adidas-Salomon

adidas-Salomon AG
Herzogenaurach

- Security Identification Number 500 340 -
- ISIN: DE0005003404 -

- Security Identification Number A0DMK0 -
- ISIN: DE000A0DMK03 -

We herewith invite our shareholders to the

Annual General Meeting

which takes place

on Wednesday, May 4, 2005, 10:30 hrs

in the Fuerther Stadthalle, Rosenstrasse 50, 90762 Fuerth, Germany.

Agenda

[1] Presentation of the adopted Annual Financial Statements of adidas-Salomon AG and of the approved Consolidated Financial Statements as of December 31, 2004

Presentation of the Management Report of adidas-Salomon AG and of the Group Management Report as well as of the Supervisory Board Report for the fiscal year 2004

[2] Resolution on the appropriation of retained earnings

Executive Board and Supervisory Board propose to resolve on the appropriation of the retained earnings amounting to EUR 68,691,114.50 as follows:

Payment of a dividend of EUR 1.30 per no-par-value share on the dividend-entitled stock capital for the fiscal year 2004 of EUR 117,399,040.00. The dividend shall be payable on May 5, 2005. The remaining amount of EUR 9,074,414.50 shall be carried forward to new account.

Total dividend	EUR	59,616,700.00
Carried forward to new account	EUR	9,074,414.50
Retained Earnings	EUR	68,691,114.50

The proposal on the appropriation of the retained earnings does not take into consideration own shares directly or indirectly held by the Corporation, which according to § 71b of the German Stock Corporation Act (*Aktiengesetz - AktG*) would not be entitled to dividends. If the Corporation makes use of the existing authorization to repurchase own shares pursuant to § 71 section 1 No. 8 AktG before the Annual General Meeting on May 4, 2005, the number of dividend-entitled shares will be reduced through the acquisition of own shares. In that case, an accordingly amended proposal on the appropriation of the retained earnings will be presented to the Annual General Meeting, with the payment per dividend-entitled no-par-value share remaining unchanged at EUR 1.30.

[3] Resolution on the ratification of the actions of the Executive Board for the fiscal year 2004

Executive Board and Supervisory Board propose the ratification of the actions of the Executive Board members for the fiscal year 2004, including the member who retired in 2004.

[4] Resolution on the ratification of the actions of the Supervisory Board for the fiscal year 2004

Executive Board and Supervisory Board propose the ratification of the actions of the Supervisory Board members for the fiscal year 2004, including the members who retired in 2004.

[5] Resolution on the cancellation of the authorized capital pursuant to § 4 section 2 of the Articles of Association, on the creation of a new Authorized Capital I as well as the respective amendment of the Articles of Association

Executive Board and Supervisory Board propose to resolve as follows:

a) The hitherto unused authorization of the Executive Board pursuant to § 4 section 2 of the Articles of Association to increase the stock capital, subject to Supervisory Board approval, until July 26, 2005, by up to EUR 42,800,000 altogether, shall be cancelled with effect from the registration with the Commercial Register of the new § 4 section 2 of the Articles of Association.

b) A new Authorized Capital I shall be created in the amount of EUR 41,000,000.

§ 4 section 2 of the Articles of Association is therefore amended to read as follows:

"2. *The Executive Board shall be entitled for a duration of five years effective from the entry with the Commercial Register to increase the stock capital, subject to Supervisory Board approval, by issuing new shares against contributions in cash once or several times by no more than*

EUR 41,000,000 altogether (Authorized Capital I). Shareholders shall have a subscription right. The new shares may also be offered to one or several credit institutions with the obligation to offer them to the shareholders for subscription (indirect subscription right). The Executive Board, subject to Supervisory Board approval, may exclude fractional shares from shareholders' subscription rights."

Report of the Executive Board to the Annual General Meeting in accordance with § 203 section 2, 2nd sentence, § 186 section 4, 2nd sentence of the German Stock Corporation Act (*Aktiengesetz - AktG*) concerning Agenda Item 5:

Executive Board and Supervisory Board propose to cancel the hitherto unused authorized capital in the amount of EUR 42,800,000 altogether in view of the limitation of the authorization until July 26, 2005 and to replace it by a new Authorized Capital I in the amount of EUR 41,000,000 altogether, by means of an amendment of the Articles of Association.

If the Management makes use of the authorization to increase the capital, it has to offer such new shares to the shareholders for direct subscription or indirect subscription through one or several credit institutions. Subject to Supervisory Board approval, such subscription rights may however be excluded for fractional shares, in order to achieve even subscription ratios. Without such exclusion of subscription rights for fractional shares, the technical implementation of the capital increase as well as the exercise of subscription rights would be considerably aggravated. The new fractional shares thus excluded from subscription rights of shareholders shall either be sold at the stock exchange or used in any other manner most favorable for the Corporation.

The issue amount – and in case of the indirect subscription right the issue price – shall be determined in due course in such a manner that, taking into consideration the respective capital market situation, the interests of the shareholders and of the Corporation are safeguarded adequately.

The Executive Board Report to be made to the Annual General Meeting in accordance with § 203 section 2 sentence 2 together with § 186 section 4 sentence 2 AktG, which is hereabove in its entire wording, will be available for inspection from the date of the convocation of the Annual General Meeting on March 16, 2005 at the place of business of the Corporation as well as at the Annual General Meeting. Upon request, every shareholder may receive a copy of the report free of charge. Furthermore, the Report can be accessed via Internet at www.adidas-Salomon.com.

[6] Resolution on the cancellation of the authorized capital pursuant to § 4 section 4 of the Articles of Association, on the creation of a new Authorized Capital III as well as on the respective amendment of the Articles of Association

Executive Board and Supervisory Board of adidas-Salomon AG propose to cancel the hitherto unused authorization of the Executive Board, which expires on May 31, 2005, to increase the Corporation's capital, if necessary, while excluding the subscription

rights of the shareholders and to replace it by a new authorization. For this purpose, § 4 section 4 of the Articles of Association shall be reworded in its entirety.

Executive Board and Supervisory Board therefore resolve as follows:

a) The hitherto unused authorization of the Executive Board pursuant to § 4 section 4 of the Articles of Association, to increase the stock capital until May 31, 2005, subject to Supervisory Board approval, by up to EUR 3,579,043.17, shall be revoked with effect from the entry with the Commercial Register of the new § 4 section 4 of the Articles of Association.

b) A new Authorized Capital III in the amount of EUR 4,000,000 shall be created.

For this purpose, § 4 section 4 of the Articles of Association shall be reworded as follows:

"4. *The Executive Board shall be entitled for a duration of three years effective from the entry of this authorization with the Commercial Register, to increase the stock capital, subject to Supervisory Board approval, by issuing new shares against contributions in cash or in kind once or several times by no more than EUR 4,000,000 altogether (Authorized Capital III). The Executive Board may, subject to Supervisory Board approval, exclude the subscription rights of the shareholders. The shareholder may also be granted the statutory subscription right by offering the new shares to one or several credit institutions with the obligation to offer them to the shareholders for subscription (indirect subscription right).*"

Report of the Executive Board to the Annual General Meeting in accordance with § 203 section 2 2nd sentence, § 186 section 4, 2nd sentence of the German Stock Corporation Act (*Aktiengesetz - AktG*) concerning Agenda Item 6:

The proposed authorization to issue new shares pursuant to § 4 section 4 of the Articles of Association, while observing the statutory subscription rights of shareholders, may also be used by way of the indirect subscription right.

The authorization for the issue of new shares however also includes the Executive Board's authorization to exclude the statutory subscription rights of the shareholders, subject to Supervisory Board approval. Such authorization shall serve the following purposes:

(1) If the Management makes use of the authorization to increase the stock capital against contributions in cash and under observance of the statutory subscription rights for shareholders, it may become necessary to exclude subscription rights for fractional amounts, in order to achieve even subscription ratios. Without the exclusion of the subscription rights for fractional shares, the technical implementation of the capital increase as well as the exercise of subscription rights would be considerably aggravated. The new fractional shares thus excluded from subscription rights of shareholders shall either be sold at the stock exchange or used in any other manner most favorable for the Corporation.

(2) The proposed new wording of § 4 section 4 of the Articles of Association shall further enable Executive Board and Supervisory Board to have at their disposal authorized capital not only for the purpose of raising capital against contributions in cash but also for the acquisition of participations, companies and parts of companies as contribution in kind against issue of shares of the Corporation. Such participations or companies may also be contributed to a subsidiary of the Corporation, if necessary.

The value at which the new shares will be issued for this purpose shall depend on the respective circumstances of the individual case and on the specific date. When determining the value, the Executive Board and the Supervisory Board shall take into consideration the interests of the Corporation and the stock exchange value.

As already in the past, the Executive Board is continuously considering opportunities for the Corporation to acquire companies or participations in companies which are doing business in the fields of production and distribution of sports and leisure goods or are active in any other way in the sports or leisure sector. The acquisition of such participations or companies against issue of shares is in the interest of the Corporation if the acquisition leads to a consolidation or strengthening of the market position of the adidas-Salomon Group or makes possible or facilitates the access to new business areas. In order to be in a position to quickly and flexibly take into account the interest of sellers or of the Corporation in a payment in the form of shares of the Corporation in case of a successful conclusion of such agreements, it is necessary that the Executive Board is authorized, subject to Supervisory Board approval, to issue new shares excluding the subscription rights of shareholders if the Executive Board does not have own shares at its disposal or if it does not wish to use own shares. As the shares shall be issued at a value linked with the stock exchange price, interested shareholders have the possibility, following the coinciding issue of new shares for the aforementioned purposes of acquiring a company or participation, subscription rights excluded, to buy shares via the stock exchange at stock exchange value and therefore at essentially comparable conditions.

Based on the above considerations, in the opinion of the Executive Board, the proposed authorization to issue new shares is in the interest of the shareholders and can justify in an individual case to exclude the subscription rights of shareholders. The Executive Board and the Supervisory Board will therefore examine each acquisition on a case-by-case basis and weigh up whether the acquisition against issue of shares, subscription rights excluded, is in the predominant interest of the Corporation.

The authorization may also be used in such a way that the acquisition may be effected partly against shares and partly against a contribution in cash or another form of consideration (if necessary also own shares).

(3) The proposed new wording of § 4 section 4 of the Articles of Association shall further enable the Executive Board and the Supervisory Board to use the Authorized Capital also for the issuance of shares in consideration for the

assignment of industrial property rights or intangible property rights of athletes and sports clubs, such as for example brands, names and logos, to the Corporation or to one of its subsidiaries for the purpose of marketing products of the adidas-Salomon Group. Additionally, the new shares shall be available as consideration for the direct or indirect acquisition through the Corporation of licenses in such rights. Moreover, the Corporation shall be able to use new shares also for the acquisition of patents and patent licenses, the exploitation of which is in the interest of the Corporation for the marketing and development of existing and new products of the adidas-Salomon Group.

Experience shows that athletes, sports clubs and third parties who own industrial property rights and intangible property rights of athletes and sports clubs as well as patent owners are sometimes willing to assign rights or to grant a license in such rights only in exchange for shares or, in case of a cash payment, only at a significantly higher price. The evaluation of the intangible property rights or license rights, provided that the new shares will be used for the acquisition of such, shall be carried out in accordance with market-oriented principles. The evaluation of the shares to be granted by the Corporation shall be linked with their stock exchange price.

The Executive Board is constantly negotiating with various clubs in Germany and abroad the conclusion of sponsorship agreements, which shall enable the Corporation to exploit the known names and logos of these sports clubs under license for the marketing of products of the adidas-Salomon Group. In the course of such negotiations, the clubs often indicate that they may insist on a payment through shares of the Corporation. In order to be able to conclude the sponsorship agreements under such conditions which are in the interest of the Corporation, the Executive Board shall have the possibility, subject to Supervisory Board approval, to issue new shares excluding the subscription rights of shareholders if the Executive Board does not have own shares at its disposal or if it does not wish to use own shares. The Executive Board moreover assumes that in the future there will be an increased amount of opportunities to directly or indirectly acquire licenses in names or other personal features of athletes against the granting of shares. It is also being considered to acquire according industrial property rights and intangible property rights of athletes, such as brands.

Furthermore, the Executive Board considers it to be probable that in the future there will be an increased amount of opportunities for the Corporation to directly or indirectly acquire patents or licenses in patent rights against the issuance of shares of the Corporation, the exploitation of which is in the interest of the Corporation for products of the adidas-Salomon Group that already exist, are in the process of being developed or are yet to be developed. Also in this regard, the Executive Board has to be given the possibility, subject to Supervisory Board approval, to grant shares of the Corporation as consideration for the assignment of such patents or for the granting of patent licenses, if the holders of such patents wish to receive a payment in form of shares or if the Corporation considers such to be of an advantage.

The acquisition of the licenses, patents and other industrial property rights/intangible property rights from sports clubs, athletes or patent holders will be carried out either through the Corporation or through one of its subsidiaries. If necessary, the acquisition will not be made directly from the respective club or athlete, but from companies or third parties which have acquired the according rights from the club or athlete. It is also possible that the consideration granted by the Corporation will be made up both of shares as well as of cash funds (royalties).

The evaluation of the licenses or patents and other industrial property rights/intangible property rights to be acquired by the Corporation directly or indirectly shall be carried out in accordance with market-oriented principles, if necessary, on the basis of an expert valuation. The evaluation of the shares to be granted by the Corporation shall be linked with the stock exchange price. Shareholders who wish to maintain their shareholding ratio in the Corporation may therefore do so through acquisition of further shares through the stock exchange at essentially comparable conditions.

The issue of shares will be in the interest of the Corporation with regard to the aforementioned cases if the use and exploitation of the licenses or of the patents and other industrial property rights/intangible property rights promises significant advantages for the Corporation for the marketing and advertising and/or development of its products and if the acquisition of the license or of the industrial property right is not possible against cash payment or only at a higher price and at the cost of the liquidity of the Corporation. This will be examined and weighed up by the Executive Board on an individual basis when deciding about the use of the Authorized Capital.

The decision whether new shares of the Corporation will be granted as consideration for the described possibilities of acquiring patents and other industrial property rights or intangible property rights and according license rights, shall be taken by the Executive Board, subject to Supervisory Board approval, for each individual case and in consideration of the interests of the Corporation in the specific measure, of the necessity of granting shares and of the evaluation.

(4) Moreover, the Executive Board shall, based on the authorized capital pursuant to § 4 section 4 of the Articles of Association, receive the possibility to grant shares to employees of the Corporation and of affiliated companies (employee shares). If the authorization is exercised for this purpose, the issue shall be effected against contributions in cash or against contribution of pecuniary claims. At the moment it is not possible to make any statements with regard to the respective share price. The Executive Board will reasonably determine the price of the shares to be issued in alignment with the stock exchange price, taking into consideration the interests of the Corporation and of its shareholders as well as the respective purpose. Hereby, the issue price of the new shares shall fall below the current stock exchange price of the already traded shares at the most only as far as such is customary for employee shares.

(5) Finally, the new wording of § 4 section 4 of the Articles of Association shall put the Executive Board and the Supervisory Board in the position to win additional new investor groups in Germany and abroad. If the occasion arises, the shares can also be particularly used for a going public abroad. There are no concrete plans at this time.

The Executive Board Report to be made to the Annual General Meeting in accordance with § 203 section 2 sentence 2 together with § 186 section 4 sentence 2 AktG, which is printed hereabove in its entire wording, will be available for inspection from the date of the convocation of the Annual General Meeting on March 16, 2005 at the place of business of the Corporation as well as at the Annual General Meeting. Upon request, every shareholder may receive a copy of the report free of charge. Furthermore, the Report can be accessed via Internet at www.adidas-Salomon.com.

[7] Resolution granting the authorization to repurchase the Corporation's own shares pursuant to § 71 section 1 no. 8 AktG while revoking the existing authorization

Executive Board and Supervisory Board propose the following resolution:

(a) The Executive Board is authorized to repurchase the Corporation's own shares up to an amount totaling 10% of the stock capital valid at the date of the passing of this resolution for any lawful purpose and within the legal frame pursuant to the following terms and conditions. The authorization shall become effective on May 4, 2005 and shall continue in effect until November 3, 2006.

The repurchase will be carried out via the stock exchange or through a public repurchase offer made to all shareholders.

In the event the repurchase is carried out via the stock exchange, the consideration per share paid by the Corporation (excluding incidental purchasing costs) may not be more than 5% higher or lower than the average stock exchange price for adidas-Salomon shares as established in the closing auction of the Xetra-Trading System (or a comparable successor system) on the Frankfurt Stock Exchange during the three trading days immediately preceding the repurchase transaction.

In the event of a public repurchase offer, the consideration per share paid by the Corporation (excluding incidental purchasing costs) may not be more than 15% higher or lower than the average stock exchange price for adidas-Salomon shares as established in the closing auction of the Xetra-Trading System (or a comparable successor system) on the Frankfurt Stock Exchange between the sixth and third trading day prior to the publication of the public repurchase offer.

If the public repurchase offer is over-subscribed, the acceptances thereof must be done on the basis of pro-rata interests. The Corporation may provide for preferential acceptance of smaller units of up to 100 tendered shares per

shareholder and for a rounding of fractional amounts in accordance with general commercial principles.

(b) The Executive Board is authorized to use the shares repurchased in accordance with this authorization as follows:

(1) Subject to Supervisory Board approval, they may be sold on the stock exchange or through a public offer to all shareholders. Furthermore, subject to Supervisory Board approval, they may also be sold in a different manner, provided the shares are sold in exchange for a cash payment and at a price that, at the time of the sale, is not significantly below the stock exchange price of the Corporation's shares with the same features. The pro-rata amount of the registered stock capital, which is attributable to the aggregate number of shares sold under this authorization, together with the pro-rata amount of the registered stock capital from the new shares that will be issued after the date on which the shareholders' resolution concerning this authorization was adopted (i.e. since May 4, 2005), on the basis of any authorizations to issue shares from authorized capital subject to the suspension or exclusion of subscription rights pursuant to § 186 section 3 sentence 4 AktG, and together with the pro-rata amount of the registered stock capital that is attributable to the bonds with warrants and/or convertible bonds, which are linked to subscription rights or conversion rights on shares that are issued on the basis of any authorizations pursuant to §§ 221 section 4, 186 section 3 sentence 4 AktG after the date on which the shareholders' resolution concerning these authorizations was adopted, may not exceed a total of 10% of the Corporation's registered stock capital existing on the date of the shareholders' resolution concerning such authorization or – if this amount is lower – as of the date on which the aforementioned authorization has been exercised.

(2) Subject to Supervisory Board approval, they can be offered and assigned to third parties for purposes of acquiring companies, corporate divisions, or participations in enterprises. Such participations or companies may also be contributed to a subsidiary of the Corporation, if necessary.

(3) Subject to Supervisory Board approval, they can be offered and sold as payment or consideration for the assignment or licensing of intellectual property rights or intangible property rights in athletes, sports clubs or other third parties (including patents, trademarks, names and logos) to the Corporation or one of its subsidiaries for purposes of marketing and developing the products of the adidas-Salomon Group.

(4) They may be used for purposes of meeting the subscription or conversion rights or conversion obligations arising from the bonds with warrants and/or convertible bonds that have been or will be issued by the Corporation or a direct or indirect subsidiary of the

Corporation in accordance with the authorization granted by the Annual General Meeting of May 8, 2003 or of May 13, 2004.

(5) They can be used for purposes of meeting the Corporation's obligations arising from the Management Share Option Plan 1999 (MSOP) in its valid version adopted by the shareholders on May 20, 1999 and amended by the shareholders' resolution of May 8, 2002 as well as by the shareholders' resolution of May 13, 2004. Insofar as obligations exist towards members of the Executive Board of the Corporation, the Supervisory Board shall have the sole responsibility.

(6) Furthermore, subject to Supervisory Board approval, they may be redeemed and cancelled without a further shareholders' resolution on the redemption or the cancellation.

(c) The Supervisory Board shall be authorized to use the shares repurchased by the Corporation, provided such shares do not have to be used for a different specific purpose and while ensuring that the compensation remains at a reasonable level (§ 87 section 1 AktG), as follows:

They can be assigned or unconditionally promised to members of the Executive Board of the Corporation as compensation in the shape of a stock bonus, subject to the proviso that the assignment of such shares or, in the event of an unconditional promise, of the rights arising from such promise, by the respective member of the Executive Board is not permitted within a period of at least two years from the date of assignment or upon unconditional promise from the date of the promise (retention period) and further subject to the proviso that it is not permitted to carry out hedging transactions, by which the economic risk for the development of the stock price during the retention period is partially or completely assigned to third persons. For the assignment of the shares or respectively at the date of the unconditional promise, the respective current stock exchange price (based on an average value to be determined by the Supervisory Board at short notice) shall be considered.

(d) The rights of shareholders to subscribe the Corporation's own shares will be excluded to the extent that such shares are utilized pursuant to the aforementioned authorizations defined in sub-sections (b) (1) to (5) and (c).

(e) The authorizations to repurchase, sell or otherwise redeem and cancel the Corporation's own shares may be exercised independently, once or several times, either in whole or in part.

(f) The authorization to repurchase the Corporation's own shares which was granted pursuant to the shareholders' resolution of May 13, 2004 shall end with the taking effect of this new authorization. This shall not apply to the

authorizations granted in the aforementioned shareholders' resolution regarding the use of possibly acquired own shares.

Report of the Executive Board to the Annual General Meeting pursuant to § 71 section 1 no. 8, § 186 section 4, sentence 2 AktG concerning Agenda Item 7:

Agenda Item 7 contains the proposal that the Corporation be authorized, pursuant to § 71 section 1 no. 8 AktG and in accordance with customary corporate practices, to repurchase on or before November 3, 2006, its own outstanding shares up to a total of 10% of the stock capital valid at the date of the resolution hereunder. Since the current authorization granted under the shareholders' resolution of May 13, 2004 will expire on November 12, 2005, the existing authorization shall be revoked already on occasion of this Annual General Meeting and a new authorization shall be granted.

In repurchasing the Corporation's own shares, the principle of non-discrimination under § 53a AktG must be observed. The proposed repurchase of shares either on the stock exchange or through a public repurchase offer adheres to this principle. If the public offer is over-subscribed, the acceptances thereof must be done on the basis of pro-rata interests. The Corporation may provide for preferential acceptance of smaller units of up to 100 tendered shares per shareholder as well as a rounding of fractional amounts in accordance with general commercial principles. These prospects are intended to avoid any fractional amounts in establishing the percentages for repurchase and any residual amounts and therefore serves to facilitate and simplify technical settlement.

Under the recommended authorization, the Corporation's own shares, which it has repurchased from its shareholders, may either be redeemed and cancelled – thereby reducing the Corporation's capital – or resold through a public offer made to all shareholders or through transactions on the stock exchange. With respect to the latter two possibilities for selling the repurchased Corporation's shares, the shareholders' right of non-discrimination will be respected during the sale.

(1) In compliance with the statutory rule set forth in § 71 section 1 no. 8 sentence 5 AktG, the recommended authorization also provides that the Executive Board, subject to Supervisory Board approval, may sell the repurchased shares in a manner other than through a sale on the stock exchange or an offer made to all shareholders if the repurchased Corporation's shares are sold in exchange for a cash payment in accordance with § 186 section 3 sentence 4 AktG at a price that – as of the date of sale – is not significantly below the stock exchange price for the Corporation's shares with the same features. Date of sale shall be considered the date of the entering into the assignment agreement, even if such is still subject to the fulfillment of certain conditions, or the date of the assignment itself if it is not preceded by a particular assignment agreement or if it is determined in the assignment agreement as the essential date. The final sales price for the Corporation's own shares will be set based on the aforementioned rules immediately prior to the sale of the Corporation shares.

The prospect of selling in a form other than on the stock exchange or through an offer made to all shareholders is in the best interest of the Corporation

and the shareholders since the sale of shares to institutional investors, for example, will attract additional domestic and foreign shareholders. In addition, the Corporation will then be in a position to restructure its own equity capital to meet its respective business needs and to react quickly and flexibly to a more favorable stock market environment. The property interests and voting rights of the shareholders will be respected. In view of the smaller volume, the shareholders will not suffer any detriment since the shares sold subject to the exclusion of the shareholders' subscription rights may be sold only at a price, which - as of the date of the sale - is not significantly below the stock exchange price for adidas-Salomon shares with the same features. Accordingly, the shareholders may on approximately the same terms and conditions purchase on the stock exchange the number of shares required to maintain their respective shareholding ratio.

(2) The Corporation shall also be able to offer its own shares as consideration in connection with mergers and (even the indirect) acquisition of companies, corporate divisions or participations.

The price at which the Corporation's own shares are used in any given case will depend on the timing and respective circumstances of the individual case. The Executive Board and the Supervisory Board shall act in the best interests of the Corporation in setting the price.

Historically, the Executive Board has continuously reviewed opportunities for the Corporation to purchase or invest in enterprises which are involved in the business of producing and selling sports or leisure goods or are otherwise involved in the sports or leisure industry. The purchase of such companies and investments in exchange for its own shares is in the Corporation's best interest if the purchase solidifies or strengthens the market position of the adidas-Salomon Group or makes possible or facilitates the access to new business sectors. In order to quickly and flexibly react to the interest of a seller or of the Corporation in a payment in the form of shares of the Corporation if such agreements are successfully completed, the Executive Board must – to the extent that there is no access to authorized capital – have the authority, subject to Supervisory Board approval, to issue shares of the Corporation (while excluding the shareholders' subscription rights) as a means of payment. Since the volume of own shares will be limited and the shares shall be issued at a price that is based on the stock exchange price, the interested shareholders will have an opportunity, at about the same time as the Corporation's own shares are sold for the aforementioned purposes of acquiring enterprises or investments and the shareholders' subscription rights are excluded, to purchase additional shares on the stock exchange at the stock market price and to a large extent on comparable terms and conditions.

Based on the aforementioned considerations, the Executive Board believes that the recommended sale of the Corporation's own shares is in the best interest of the shareholders, which can in any individual case justify the exclusion of the shareholders' subscription rights. The Executive Board and Supervisory Board will therefore review each individual acquisition and will consider whether a purchase in exchange for the issuance of the

Corporation's own shares and to the exclusion of the shareholders' subscription rights will be in the prevailing interests of the Corporation.

(3) Furthermore, the Corporation shall have the opportunity to use its own shares as consideration for the transfer of intellectual property rights or intangible property rights of athletes and sports clubs, such as trademarks, names and logos, to the Corporation or one of its subsidiaries for purposes of marketing the products of the adidas-Salomon Group. In addition, the Corporation's own shares shall serve as consideration for the direct or indirect acquisition of licenses in such rights by the Corporation. Moreover, the Corporation shall also be able to use its own shares for purchasing patents and patent licenses, the exploitation of which would be in the Corporation's interest for purposes of marketing and developing existing and new products of the adidas-Salomon Group.

It has historically been the case that athletes, sports clubs and third parties, who hold rights in intellectual property rights and intangible property rights relating to the athletes and sports clubs, and patent holders are often prepared to transfer or license such rights only in exchange for shares or, in the case of cash payments, only at significantly higher prices. The valuation of intangible property rights or license rights will be made on the basis of market conditions in the event that the Corporation's own shares are used for their purchase. The shares to be granted by the Corporation will be valued on the basis of the stock exchange price for such shares.

The Executive Board continuously negotiates with various clubs in Germany and abroad on sponsoring agreements, which are intended to permit the Corporation to exploit the known names and logos of such clubs under a license in order to help market the products of the adidas-Salomon Group. The clubs often suggest during these negotiations that they insist on being paid in the form of shares of the Corporation. In order to execute the sponsoring agreements under such conditions and to promote the interests of the Corporation, the Executive Board must have the option, subject to Supervisory Board approval and provided access to authorized capital should not be available, to grant the Corporation's own shares as consideration while excluding the shareholders' subscription rights. The Executive Board also assumes that more and more situations will arise in the future in which direct or indirect licenses in the names or other personal trademarks of athletes will be purchased with shares. The Executive Board is even considering purchasing the relevant industrial and intangible property rights of athletes (such as, for example, the brands).

Furthermore, the Executive Board considers it likely that in the future there will be greater opportunities for the Corporation, in exchange for shares of the Corporation, to purchase directly or indirectly patents or licenses in patent rights, the exploitation of which will be in the Corporation's best interests for the products that the adidas-Salomon Group currently has, currently develops or plans to develop in the future. Also in this respect, the Executive Board must have the opportunity, subject to Supervisory Board approval, to issue shares of the Corporation as consideration for the assignment of such patents or for the granting of patent licenses, in the event

the patent holder wishes to be paid in the form of stock or in the event such is in the best interest of the Corporation.

The purchase of licenses, patents or other industrial/intangible property rights of clubs, athletes, or patent holders will be carried out either by the Corporation or by one of its subsidiaries. If necessary, the purchase shall be made not from the relevant club or athlete directly but rather from companies or third parties who have purchased the relevant rights from the club or athletes. It is also conceivable that the consideration to be paid by the Corporation will consist of both stock and cash (royalties).

The evaluation of the licenses or patents and other industrial property rights/intangible property rights to be acquired by the Corporation directly or indirectly shall be carried out in accordance with market-oriented principles, if necessary, on the basis of an expert valuation. The evaluation of the shares to be granted by the Corporation shall be linked with the stock exchange price. Shareholders who wish to maintain their shareholding ratio in the Corporation may therefore do so through acquisition of further shares through the stock exchange at essentially comparable conditions.

The granting of shares in the aforementioned cases will be in the best interests of the Corporation if the use or exploitation of the licenses or patents and any other intellectual/intangible property rights promises significant advantages for the Corporation in the marketing and promotion and/or development of its products and a purchase of the license or intellectual property rights in return for cash is not possible or is possible only at a higher price and at a disadvantage to the Corporation's liquidity and cash flow. The Executive Board shall on case-by-case basis review and consider the aforementioned when deciding whether to grant own shares.

The decision of whether to grant own shares of the Corporation as consideration for the aforementioned opportunities for purchasing companies, equity interests, patents, other intellectual/intangible property rights and the corresponding license rights, shall be made on a case-by-case basis by the Executive Board, subject to Supervisory Board approval, taking into consideration the Corporation's interests in any specific transaction, the actual necessity for granting the shares, and the valuation thereof.

Thus, the authorization to repurchase and sell the Corporation's own shares in respect of such opportunities serves the same purpose as the revised wording of the authorized capital according to § 4 section 4 of the Corporation's Articles of Association proposed to the Annual General Meeting of May 4, 2005 for resolution under Agenda Item 6. The Corporation thus has the possibility to pay for companies, shareholdings, patents and other intellectual/intangible property rights and license rights with shares either previously repurchased by the Corporation or issued from the Corporation's authorized capital reserve. With respect hereto, the Executive Board decides, subject to Supervisory Board approval, whether to use the Corporation's own shares repurchased on the basis of this authorization or the shares issued from the authorized capital under § 4 section 4 of the Articles of Association (to the extent it can be used for this purpose).

(4) In addition, the Corporation shall have the opportunity to use its own shares to perform on the subscription or conversion rights and conversion obligations based on certain bonds with warrants and/or convertible bonds issued by the Corporation or any of its direct or indirect subsidiaries.

The proposed resolution does not lead to the creation of a new or further authorization to issue bonds with warrants or convertible bonds. It merely has the purpose to enable the Executive Board and the Supervisory Board to service subscription rights or conversion rights or conversion obligations, which have already been or will be issued on the basis of other authorizations, with own shares instead of using the other available amounts of contingent capital, provided, on case-by-case basis and upon examination by the Executive Board and the Supervisory Board, such is in the interest of the Corporation. Subscription or conversion rights and conversion obligations, which are considered appropriate for servicing with own shares in accordance with the proposed authorization, are (i) bonds with warrants and convertible bonds which can be issued on the basis of the authorization granted by the Annual General Meeting of May 8, 2003 (Authorization 2003), (ii) the Convertible Bonds issued in the fiscal year 2003 by adidas-Salomon International Finance B.V, Amsterdam, under the guarantee of adidas-Salomon AG on the basis of the Authorization 2003 in the aggregate principal amount of EUR 400,000,000 (Convertible Bonds 2003), and (iii) bonds with warrants and convertible bonds, which will be issued on the basis of the authorization proposed for resolution to the Annual General Meeting on May 13, 2004.

(5) Finally, the Corporation should have the opportunity to use its own shares to perform on the stock options arising from the Management Share Option Plan 1999 (MSOP). Such opportunity shall be granted along with the already existing possibility to service such stock options with shares issued from a contingent capital resolved upon together with the MSOP on May 20, 1999. The decision whether the beneficiaries will be offered or assigned shares from the contingent capital or from the stock of repurchased own shares will be made by the Corporation on a case-by-case basis depending on the respective liquidity and market situation. The possibility to service stock options arising from the MSOP with own shares does not lead to the creation of a new stock option plan or to an amendment of the MSOP.

The total volume of the formerly issued stock options of the MSOP only amounts to approximately 3% of the Corporation's stock capital; with 590,850 stock options already exercised by February 28, 2005, the claims from stock options still outstanding only amount to 0.44% of the Corporation's stock capital. There is no dilution of the shareholders' stock if the stock options are serviced with own shares of the Corporation. Furthermore, stock options may only be exercised if the stock market price of the Corporation's shares in absolute terms significantly increased or if the stock market price has developed more favorably than the stock market prices of the shares of the major competitors. The performance discount to be deducted from the exercise price, if necessary, only applies if the performance objectives have not only been met but even exceeded and the stock market price of the

Corporation's shares in absolute terms and/or in relative terms in comparison to the major competitors has developed clearly positive. The extent of the compensation to be paid to the executives within the scope of the MSOP is therefore directly connected with the extent to which the performance objectives have been exceeded.

(6) The German Corporate Governance Code contains in sub-section 4.2.3 the recommendation that the variable compensation components of the Executive Board members inter alia shall contain components with long-term incentive effects and risk character. In accordance with the German Corporate Governance Code, this applies particularly to shares with a waiting period of several years.

The authorization of the Supervisory Board to use own shares under section (c) takes this into account. It enables the Supervisory Board – as already by resolution of last year's Annual General Meeting – to pay out management bonuses in the form of stocks. As the authorization may only be used provided a reasonable level of compensation is ensured (§ 87 section 1 AktG) and further provided that an appropriate legal and economic minimum waiting period is determined and that the shares shall be granted and assigned at the respective current stock exchange price, it is ensured that the shareholders' subscription right is excluded only to an appropriate extent and in the best interest of the Corporation. The Executive Board members who receive shares as compensation on this basis have an additional interest in achieving an increase in value of the Corporation expressed by the stock exchange price. They also bear the foreign exchange risk, however. This form of compensation therefore has risk character. The same shall apply if the shares as part of the compensation are not immediately assigned but, with regard to the fact that there is no possibility to sell such shares anyway, are first only promised unconditionally. Even then, the risk for the further stock price development is borne by the members of the Executive Board.

The further details are determined by the Supervisory Board within the scope of its legal responsibilities. It particularly decides whether, when and to what extent it will use the authorization (§ 87 section 1 AktG). The Supervisory Board is also responsible for the observance of any further requirements of the German Corporate Governance Code. In view of the statutory distribution of responsibilities, the Supervisory Board, however, does not have the possibility as representative of the Corporation to acquire shares of the Corporation itself for the purpose of compensating the Executive Board or to ask the Executive Board to acquire such own shares on its behalf. If therefore there are no such shares available, the authorization cannot be used. This does not exclude that the recommendation of the German Corporate Governance Code may in such a case be followed by different means.

The Executive Board Report, which is submitted to the General Meeting in accordance with § 71 section 1 no. 8 and § 186 section 4 sentence 2 AktG and which is reprinted above in its complete form, will be available for inspection at the Corporation's business premises beginning on the date of the convocation of the General Meeting on March 16, 2005 and at the General Meeting itself. Upon request,

a copy of the Report will be sent to each shareholder free of charge. Furthermore, the Report can be accessed via Internet at www.adidas-Salomon.com.

[8] Appointment of the Auditor and the Group Auditor for the fiscal year 2005

The Supervisory Board proposes to appoint KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, as Auditor and Group Auditor for the fiscal year 2005.

Participation in the General Meeting

Only those shareholders who deposit their shares by Wednesday, April 27, 2005 at the latest, until the end of business hours with the Corporation, a German notary, a bank for central depository of securities or Dresdner Bank AG, and who leave them there until the end of the General Meeting, are entitled to participate in the General Meeting, to submit motions and to exercise their voting rights.

For the purpose of depositing shares, it shall be deemed sufficient if the shares are blocked at a credit institution until the end of the General Meeting with the consent of the respective depository person or entity.

In case the shares are deposited with a German notary or a bank for central depository of securities, the confirmation to be issued thereon shall be submitted to the Corporation no later than on the first working day after the period for the deposit of the shares expired, i.e. on Thursday, April 28, 2005.

Exercise of Voting Rights

Shareholders who do not wish to participate personally in the General Meeting may also exercise their voting rights through authorized representatives, e.g. through a bank administrating securities accounts or through a shareholders' association or any different person of their choice. The powers of representation have to be granted in writing.

As special service, the Corporation offers to its shareholders, to authorize already before the General Meeting proxies appointed by the Corporation but bound to observe the instructions of the shareholders to exercise their voting rights. Those shareholders who wish to grant a power of representation to the proxies appointed by the Corporation require an entrance ticket to the General Meeting to do so.

The necessary documents and information will be sent to the shareholders together with the entrance ticket. To ensure the timely receipt of the entrance ticket, the order for the ticket shall be sent to the depository bank as early as possible.

If such power is granted to the proxies appointed by the Corporation, instructions on how to exercise the voting rights have to be given to the proxies in any case. Without such instructions, the power will be invalid. The proxies are bound to vote in accordance with the instructions.

Powers of representation and voting instructions can be given to the proxies appointed by the Corporation not only in writing but also by facsimile, or, in accordance with the procedure determined by the Corporation, electronically via Internet, subject to the technical availability of the website at the address www.adidas-Salomon.com. Powers and instructions can be granted or changed via Internet still during the course of the General Meeting until the end of the general debate.
Details with regard to the granting of powers and instructions to the proxies appointed by the Corporation are explained on an information leaflet which will be sent to the shareholders together with the entrance tickets. The according information can also be found on the Internet at www.adidas-Salomon.com.

Internet Transmission of the General Meeting

Unless for technical reasons the transmission is only possible to a limited extent or not at all, all shareholders and other interested persons can follow the General Meeting on May 4, 2005 from 10.30 a.m. in its full length live at www.adidas-Salomon.com. The opening speech of the Chairman of the General Meeting as well as the speech of the Chairman of the Executive Board will be available on the Corporate website also after the General Meeting. Furthermore, following the General Meeting, the presentations held during the General Meeting as well as the results of the votes can be found on the Corporation's website.

Inquiries and Motions of Shareholders

Countermotions against a proposal of the Executive Board and of the Supervisory Board on a specific item of the agenda pursuant to § 126 section 1 AktG shall be sent exclusively to the following address together with a proof of the person's capacity as shareholder:

adidas-Salomon AG
Legal Department
Adi-Dassler-Platz 1 - 2
91074 Herzogenaurach

Fax No.: +49 (0) 9132 84 3219
E-Mail: agm2005@adidas.de

Countermotions received in due time at the above address will be made available to the other shareholders without delay through the Internet at www.adidas-Salomon.com. Motions addressed differently will not be considered.

Herzogenaurach, March 2005

adidas-Salomon AG
The Executive Board

adidas-Salomon
NINE MONTHS REPORT 2004



adidas-Salomon

NINE MONTHS NET SALES € in millions


2000
4,442
2001
4,717
2002
5,012
2003
4,913
2004
5,044

NINE MONTHS BASIC EARNINGS PER SHARE €


2000
3.91
2001
4.07
2002
4.40
2003
5.14
2004
6.46

adidas-Salomon SEGMENTAL INFORMATION € in millions

	Nine Months 2004	Nine Months 2003	Change	**3rd Quarter 2004**	3rd Quarter 2003	Change
adidas						
Net sales	**4,155**	4,017	3.4%	**1,570**	1,475	6.4%
Gross profit	**1,849**	1,602	15.4%	**716**	613	16.7%
Operating profit	**525**	391	34.1%	**261**	209	25.0%
Number of employees at end of period	**10,433**	9,439	10.5%	**10,433**	9,439	10.5%
Salomon						
Net sales	**399**	390	2.4%	**205**	199	3.1%
Gross profit	**154**	159	(3.1%)	**88**	89	(1.4%)
Operating profit	**(7)**	(3)	(123.3%)	**37**	36	3.1%
Number of employees at end of period	**2,837**	2,826	0.4%	**2,837**	2,826	0.4%
TaylorMade-adidas Golf						
Net sales	**477**	487	(1.9%)	**176**	176	(0.3%)
Gross profit	**227**	228	(0.4%)	**84**	81	3.5%
Operating profit	**42**	60	(29.9%)	**25**	29	(12.9%)
Number of employees at end of period	**1,241**	1,160	7.0%	**1,241**	1,160	7.0%

FINANCIAL HIGHLIGHTS (IFRS)

	Nine Months 2004	Nine Months 2003	Change	3rd Quarter 2004	3rd Quarter 2003	Change
Operating Highlights € in millions						
Net sales	**5,044**	4,913	2.7%	**1,953**	1,853	5.4%
Income before taxes	**499**	401	24.4%	**298**	254	17.4%
Net income	**295**	234	26.1%	**179**	150	19.0%
Key Ratios (%)						
Gross margin	**47.4**	44.1	3.3pp	**47.8**	45.0	2.8pp
Selling, general and administrative expenses as a percentage of net sales	**35.1**	33.5	1.6pp	**30.5**	29.1	1.4pp
EBITDA as a percentage of net sales	**12.9**	11.2	1.6pp	**18.0**	16.5	1.5pp
Effective tax rate	**38.6**	38.6	0.0pp	**37.9**	37.9	0.0pp
Net income as a percentage of net sales	**5.8**	4.8	1.1pp	**9.2**	8.1	1.0pp
Equity ratio	**35.1**	28.6	6.5pp	**35.1**	28.6	6.5pp
Financial leverage	**55.1**	114.1	(59.0pp)	**55.1**	114.1	(59.0pp)
Balance Sheet Data (€ in millions)						
Total assets	**4,721**	4,357	8.4%	**4,721**	4,357	8.4%
Inventories	**1,134**	1,088	4.2%	**1,134**	1,088	4.2%
Receivables and other current assets	**1,732**	1,747	(0.9%)	**1,732**	1,747	(0.9%)
Working capital	**1,348**	1,563	(13.7%)	**1,348**	1,563	(13.7%)
Net total borrowings	**913**	1,423	(35.9%)	**913**	1,423	(35.9%)
Shareholders' equity	**1,656**	1,247	32.8%	**1,656**	1,247	32.8%
Per Share of Common Stock (€)						
Basic earnings per share	**6.46**	5.14	25.7%	**3.92**	3.31	18.4%
Diluted earnings per share	**6.46**	5.14	25.6%	**3.91**	3.31	18.2%
Basic earnings per share (without goodwill amortization)	**7.21**	5.88	22.7%	**4.16**	3.55	17.2%
Operating cash flow per share	**4.50**	5.11	(12.0%)	–	–	–
Share price at end of period	**112.30**	74.95	49.8%	**112.30**	74.95	49.8%
Other (at end of period)						
Number of employees	**16,753**	15,541	7.8%	**16,753**	15,541	7.8%
Number of shares outstanding	**45,688,400**	45,453,750	0.5%	**45,688,400**	45,453,750	0.5%
Average number of shares	**45,580,378**	45,451,898	0.3%	**45,679,992**	45,453,750	0.5%

Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

OPERATIONAL HIGHLIGHTS THIRD QUARTER 2004 ///



JULY /// The adidas Ground Control System™ wins Runner's World Ispo Award in the category Sports Footwear/Innovation.

JULY /// adidas Y-3 and Michael Michalsky win two Global Sportstyle Awards, presented by ispovision, in the categories "Brand of the Year 2004" and "Designer of the Year 2004".



AUGUST /// adidas launches Kevin Garnett's first signature collection, including the "Garnett" shoe.

AUGUST /// Dwight Howard, No. 1 NBA draft pick 2004, Josh Smith and JR Smith, both first round NBA draft picks, as well as Chauncey Billups, the 2004 NBA Finals MVP, join the adidas athletes family.



SEPTEMBER /// For the fifth consecutive time, adidas-Salomon is included in the Dow Jones Sustainability Indexes (DJSI), tracking the performance of the leading sustainability-driven companies worldwide.

SEPTEMBER /// adidas and Stella McCartney announce a long-term partnership, presenting the adidas by Stella McCartney Sport Performance collection. For the first time ever, a high-end fashion designer has created a functional sport performance range for women.

SEPTEMBER /// An adidas Originals store is opened in London. Other store openings during the third quarter were in Cologne, Zurich and Barcelona.



SPORTING HIGHLIGHTS THIRD QUARTER 2004 ///



JULY /// TaylorMade-adidas Golf staff player Todd Hamilton wins the 133rd British Open Golf Championship at Royal Troon.



AUGUST /// Successful Olympic Games for adidas athletes bring a total of 101 gold medals, 73 silver medals and 99 bronze medals. Gold medal winners include among others: Ian Thorpe, Jodie Henry, Justine Henin-Hardenne, Roman Sebrle *and Yelena Isinbayeva.*





AUGUST /// The adidas sponsored Japanese football team wins the Asia Cup for the second time in a row.



AUGUST /// Mavic athletes win 80% of all indoor track medals at the Olympic Games. Furthermore, Paolo Bettini and Julien Absalon win gold in the Olympic road and mountain bike race, respectively.

SEPTEMBER /// Yelena Isinbayeva wins the female "Athlete of the Year" award due to her extraordinary feat of setting eight world pole vault records in one year, one of which helped her to secure the World Indoor Championship crown in Budapest, and another the Olympic title in Athens.



SEPTEMBER /// Mavic athletes dominate this year's Mountain Bike World Cup: Steve Peat finishes first in the downhill category, Roel Paulissen and Christoph Sauser take first and second in the cross-country category.



SEPTEMBER /// Using a TaylorMade r7 Quad driver, K.J. *Choi wins the 84th* Lumber Classic in Farmington, Pennsylvania.



DEAR SHAREHOLDERS,

The first nine months of 2004 have been exceptionally successful for adidas-Salomon – financially and operationally. We've delivered an impressive turnaround in the key region North America, we've upgraded our performance targets for the year, and we were the dominant brand at the Olympic Games in Athens and the European Football Championships in Portugal. We are stronger and more competitive than we have ever been in the past. And most importantly, we have positioned our Group for another year of outstanding performance in 2005.

Looking at our year-to-date results, we delivered solid improvements at all of our brands and regions.

Currency-neutral sales in Europe rose 4% during the first nine months of the year, supported by the strong growth in football and all major apparel categories, as well as increased adidas own-retail activities. Our Winning in Europe program is also delivering. We now expect bottom-line gains of € 70 million between 2003 and 2006, versus our previous guidance of € 50 million.

In North America, the momentum continues and I am very encouraged by the turnaround we are seeing there. Third quarter sales were up 7% on a currency-neutral basis, representing another strong outperformance of adidas backlogs during the period. As a result, year-to-date sales grew 2% on a currency-neutral basis and we are particularly proud to see footwear taking a strong step forward in both our sales and backlogs.



HERBERT HAINER ///
CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Asia continues to boom and definitely remains one of our most exciting growth areas within the Group. Currency-neutral revenues were up 16% in the first nine months of the year, driven primarily by increases in Japan and China.

In addition to the strong teamwork in each of the regions, I also want to highlight the solid individual performances of each of our three brand segments. Sales at adidas grew 9% in the third quarter and 7% year-to-date on a currency-neutral basis. The positive third quarter performance was driven by strong results in the Sport Performance category of football and all major apparel categories, as well as strong double-digit improvements in the Sport Heritage division.

At Salomon, sales through September have grown 5% on a currency-neutral basis. Apparel and cycling were fast growing categories, highlighting our goal to keep increasing the proportion of summer and soft goods sales in the Salomon product mix.

At TaylorMade-adidas Golf, sales grew 4% on a currency-neutral basis in the first nine months in spite of drastic price cuts made by competitors, and adverse weather conditions. In the metalwoods category, which is the largest and most important category in golf and where we introduced the revolutionary r7 Quad driver in the second quarter, we have grown our market share in North America by more than 10 percentage points over the last three years to nearly 30%.

Looking beyond the top line, Group gross margin improvement continues to be an important story for us, increasing by 330 basis points to 47.4%. This is due to the increasing impact of our own-retail sales, which made up 10% of adidas sales, as well as lower clearance sales, ongoing product mix improvements at all brands and our ability to retain currency benefits derived from our sourcing structure as a result of the strong euro.

Operating profit also grew significantly, increasing 22% to € 549 million with the pace of operating expenses growth clearly slower than our gross profit performance, representing our commitment to leverage sales and gross margin improvements down to the bottom line. As a result, Group earnings increased 26% year-to-date to € 295 million.

Our expectations for 2005 are upbeat despite tougher market conditions in our home market Europe. adidas backlogs in the region at the end of the third quarter declined by 4%. This negative development is a result of a weak order book for the fourth quarter, reflecting increasingly difficult retail conditions in most major Western European markets which led to changing order patterns. However, our backlogs for the first quarter of 2005 are positive, and we expect mid-single-digit sales growth in Europe for the coming year.

adidas backlog performance in the other two major regions was very encouraging. In North America, currency-neutral orders grew 6% over the prior year, marking the fourth consecutive quarter of improving backlogs in the region. Especially important in this development were footwear backlogs which, at +6%, were positive for the first time in nearly two years. In Asia, underlying backlogs continued to grow at a brisk pace, up 30%.

Looking at our performance in the first nine months, we have clearly gained competitive momentum and we are going to keep pushing for the remainder of this year and beyond. Our brands will be showcased prominently, supported by new products and continuous technological and design innovations. Initiatives with Stella McCartney, Muhammad Ali and Missy Elliott will deliver interesting new products in 2005. In the second half of the year, we will be introducing the first exciting products for the 2006 Football World Cup, including the Official Match Ball. We are committed to infusing our brands with cutting-edge aspirational qualities on an ongoing basis. Within the next six weeks alone you'll see the new T-MAC HUG and the adidas_1 hit the market – they are innovative and fresh. They capture a lot of the energy we've built up over the last 12 months.

All in all, we've had a great year so far, and the outlook for 2005 is equally exciting. The pieces are in place. Our brands are strong and our market position is improving. Our organization is focused on making the most of our success. There is no time to rest.

Yours sincerely,

Herbert Hainer
Chairman and CEO

Our Share /// DEVELOPMENT OF STOCK MARKETS WORLDWIDE WAS MIXED DURING THE FIRST NINE MONTHS OF 2004. AFTER A POSITIVE START TO THE YEAR, UNCERTAINTIES SURROUNDING THE GEO-POLITICAL SITUATION IN THE MIDDLE EAST, AS WELL AS CONCERNING THE FUTURE DEVELOPMENT OF OIL PRICES AND THE IMPACT ON THE GLOBAL ECONOMIC ENVIRONMENT HAVE SINCE BEEN THE MAIN DRIVERS OF A SLUGGISH STOCK MARKET TREND. DESPITE THESE DIFFICULT CONDITIONS, THE adidas-Salomon SHARE INCREASED 24% DURING THIS PERIOD AND STRONGLY OUTPERFORMED ALL MAJOR INDICES.

WEEKLY SHARE PRICE DEVELOPMENT IN 2004[1]


120
110
100
90
Dec. 31 2003
Sep. 30 2004
adidas-Salomon
DAX-30
MSCI World Textiles, Apparel & Luxury Goods

[1]Index: December 31, 2003 = 100

PERFORMANCE OF THE adidas-Salomon SHARE AND IMPORTANT INDICES AT SEPTEMBER 30, 2004 in %

	year-to-date	1 year	since IPO[1]
adidas-Salomon	24	50	223
DAX-30	(2)	20	66
MSCI World Textiles, Apparel & Luxury Goods	9	29	55

[1]November 17, 1995

SHARE PRICE STRONGLY OUTPERFORMS ALL MAJOR INDICES IN THE FIRST NINE MONTHS OF 2004 /// The performance of the adidas-Salomon share was strong both during the first nine months of 2004 and compared to the end of the third quarter of 2003. With an increase of 24% during the first nine months of 2004, the adidas-Salomon share clearly outperformed the DAX-30, Germany's premiere stock index, as well as the Morgan Stanley Capital International (MSCI) World Textiles, Apparel & Luxury Goods Index, which comprises the Group's major competitors. While the DAX-30 declined 2% between January and September, the MSCI World Textiles, Apparel & Luxury Goods Index increased 9% during the same period. Within the 12-month period ending September 30, the adidas-Salomon share price grew 50%. This development was again well ahead of the DAX-30, which advanced 20% during this 12-month period, and the MSCI World Textiles, Apparel & Luxury Goods Index, which had increased 29% at the end of September compared to the 2003 quarter-end level.

THE adidas-Salomon SHARE

Number of shares outstanding	
nine months average	45,580,378
at September 30	45,688,400[1]
Type of share	No-par-value share
Free float	100%
Initial Public Offering	November 17, 1995
Stock exchange	Frankfurt
Stock registration number	ISIN DE0005003404
Stock symbol	ADS
Important indices	DAX-30
	MSCI World Textiles, Apparel & Luxury Goods
	Deutsche Börse Prime Consumer Index
	Dow Jones STOXX
	Dow Jones EURO STOXX
	Dow Jones Sustainability
	FTSE4Good Europe

[1] All shares carry full dividend rights.

STRONG SHARE PRICE PERFORMANCE IN Q3 DESPITE DIFFICULT MARKET CONDITIONS /// Worldwide stock market development was disappointing during the third quarter of 2004 although the global economic environment remained largely positive. In addition to the ongoing concerns surrounding global terrorism and the geo-political situation in the Middle East, it was mainly the continued strong surge in commodity prices, notably oil, and the possible impact on future economic growth that put a strain on most major indices in the course of the three-month period. While the adidas-Salomon share was also affected by these factors, it was nevertheless able to improve strongly in the third quarter. At the beginning of the reporting period, the interest rate increase in the USA and generally lower-than-expected corporate profits led to declines across global stock markets. These declines were further exacerbated at the beginning of August as a result of the continued strong oil price increase. Interrupted only by a short period of interim easing of the oil price, this development persisted throughout the third quarter. In contrast, driven by the Group's impressive quarterly results, increased earnings guidance and newly announced medium-term profitability targets, the adidas-Salomon share grew strongly throughout the months of August and September, reaching its highest level in more than six years towards the end of the reporting period. As a result of this strong performance, our share ended the third quarter at € 112.30. With an increase of 14% compared to the end of the second quarter, the adidas-Salomon share strongly outperformed the MSCI World Textiles, Apparel & Luxury Goods Index, which remained virtually unchanged during the same period. In addition, our share price was not only significantly ahead of the DAX-30, which declined 4% in the third quarter, but was the top performer within Germany's premiere stock index during the three-month period.

DIRECTORS' DEALINGS REPORTED ON CORPORATE WEBSITE /// Charles Thomas Scott, a member of adidas-Salomon's Supervisory Board from May 1996 to May 2004, sold 2,000 shares in mid March. In addition, Christian Tourres, a member of the Supervisory Board and a former Executive Board member, sold 40,000 shares in both August and September after having sold a total of 60,000 adidas-Salomon shares during March and April of 2004. In May, he purchased a total of 40,000 shares. No other member of adidas-Salomon's Management, as defined by the German Securities Trading Act (Wertpapierhandelsgesetz), sold or purchased adidas-Salomon shares for a total value of € 25,000 or more within any 30-day period during the first nine months of 2004. Detailed information regarding Directors' Dealings can be found in the Corporate Governance section on our corporate website at www.adidas-Salomon.com.

adidas-Salomon /// IN THE FIRST NINE MONTHS OF 2004, GLOBAL ECONOMIC ACTIVITY WAS RELATIVELY ROBUST DESPITE CONTINUED GEO-POLITICAL UNCERTAINTIES AND THE SHARP INCREASE IN COMMODITY PRICES. SALES FOR THE GROUP INCREASED 6% ON A CURRENCY-NEUTRAL BASIS IN THE REPORTING PERIOD. IN EURO TERMS, REVENUES IMPROVED 3% TO € 5.044 BILLION IN THE FIRST NINE MONTHS OF 2004 FROM € 4.913 BILLION IN THE SAME PERIOD OF 2003. AS A RESULT OF LOWER CLEARANCE SALES, OUR IMPROVING PRODUCT MIX, INCREASED OWN-RETAIL ACTIVITIES AT BRAND adidas AND FAVORABLE CURRENCY DEVELOPMENTS, GROUP GROSS MARGIN GREW 3.3 PERCENTAGE POINTS TO 47.4% IN THE FIRST NINE MONTHS OF 2004 (2003: 44.1%). THE TOP-LINE AND GROSS MARGIN IMPROVEMENT DROVE THE 22% INCREASE IN THE GROUP OPERATING PROFIT TO € 549 MILLION IN THE 2004 REPORTING PERIOD VERSUS € 448 MILLION IN 2003. adidas-Salomon INCOME BEFORE TAXES WAS € 499 MILLION, UP 24% VERSUS € 401 MILLION IN 2003. ONLY MODEST GROWTH OF FINANCIAL EXPENSES AND AN UNCHANGED TAX RATE ALSO POSITIVELY IMPACTED GROUP NET INCOME, WHICH GREW 26% TO € 295 MILLION IN 2004 FROM € 234 MILLION IN 2003. THIS REPRESENTS BASIC EARNINGS PER SHARE OF € 6.46 VERSUS € 5.14 IN THE PRIOR YEAR.

THE MARKET

RELATIVELY STRONG ECONOMIC ACTIVITY /// Although international markets were challenged by a number of disturbing factors, the global economy remained relatively robust during the first nine months of 2004. In the USA, economic growth was strong throughout the entire period. While expansion of consumer spending softened somewhat during the second quarter it advanced at a firm pace again towards the end of the nine-month period. Nevertheless, consumer confidence, after having reached its highest level in more than two years at the end of July, dropped significantly in August and September as a result of increasing oil prices and disappointing labor market data. The latter, however, was mainly a result of the severe weather conditions in parts of the region. In Europe, economic growth was modest, driven by a pick-up in exports, especially in Germany and Italy. However, virtually stagnant private spending in these two countries dragged the region's overall growth figure down, despite solid consumption gains in France. In Japan, the economic recovery remained on track. While the strong contribution from the country's export business started to wane during the third quarter, economic activity was increasingly shored up by a rebound in private and public demand. In Latin America, the economic upswing continued to gather momentum. Strong export growth, which is to a large extent attributable to the high world market prices for oil, was the main driver of this development.

MIXED SPORTING GOODS SECTOR DEVELOPMENT /// The sporting goods sector developed positively during the first nine months of 2004. However, performance was uneven across the regions. In the USA, the athletic specialty retail environment was characterized by a consolidation process as a result of financial problems at two major retailers. Nevertheless, retailers and suppliers reported strong results, reflecting an encouraging and less promotionally-driven retail environment. In Europe, the retail environment became more challenging throughout the period. While both the European Football Championships and the Summer Olympics increased brand awareness for the major sporting goods suppliers, inventory levels at retail remained high. In Japan, oversaturation of the footwear market, which has characterized the market for the last 18 months, continues. Apparel sales, however, were stronger due to the positive performance of Japanese athletes at the Summer Olympic Games and consumer excitement associated with the qualifying tournaments for the recent Olympics and the 2006 FIFA World Cup™.

QUARTERLY CONSUMER CONFIDENCE DEVELOPMENT[1]



130
120
110
100
Sep. 03
Dec. 03
Mar. 04
Jun. 04
Sep. 04

USA, Source: Conference Board
Euro Zone, Source: European Commission
Japan, Source: Economic and Social Research Institute, Government of Japan

[1] Index: September 30, 2003 = 100

EXCHANGE RATE DEVELOPMENT[1] € 1 equals

	Average rate 2003	Q4 2003	Q1 2004	Q2 2004	**Q3 2004**	Average rate 2004
USD	1.1313	1.2630	1.2224	1.2155	**1.2409**	1.2260
JPY	130.98	135.05	126.97	132.40	**137.17**	133.53
GBP	0.6920	0.7048	0.6659	0.6708	**0.6868**	0.6731

[1] Spot rates at quarter-end

GROUP BUSINESS PERFORMANCE

THIRD QUARTER CURRENCY-NEUTRAL SALES GROW 9% /// Third quarter net sales for the Group increased 9% on a currency-neutral basis with improvements coming from all brands and regions. This represents growth of 5% in euro terms to € 1.953 billion in 2004 from € 1.853 billion in the third quarter of 2003. Sales at adidas grew 9% on a currency-neutral basis or 6% in euro terms to € 1.570 billion in the third quarter of 2004 from € 1.475 billion in 2003. At Salomon, third quarter revenues were up 6% on a currency-neutral basis and 3% in euro terms to reach € 205 million in 2004 from € 199 million in 2003. TaylorMade-adidas Golf sales increased 5% on a currency-neutral basis. In euro terms, sales development was stable versus the prior year at € 176 million.

THIRD QUARTER SALES IMPROVEMENT IN ALL REGIONS /// From a regional perspective, third quarter sales in Europe rose 6% both in currency-neutral terms as well as in euros to reach € 1.077 billion in 2004 (2003: € 1.020 billion). In North America, currency-neutral sales grew 7%. In euro terms, however, this figure represents a decline of 1% to € 454 million in 2004 from € 459 million in the third quarter of 2003. Sales improvement in Asia was strong at 18% on a currency-neutral basis, which represents growth of 13% in euros to € 346 million in 2004 (2003: € 308 million). Latin America was the fastest growing region in the third quarter with an increase of 37% on a currency-neutral basis or 25% in euros to € 65 million in 2004 versus € 52 million in 2003.

NINE MONTHS NET SALES € in millions



2000
4,442
2001
4,717
2002
5,012
2003
4,913
2004
5,044

NINE MONTHS 2004 NET SALES BY REGION



Latin America 4%
Asia 18%
North America 23%
Europe 55%



adidas SPORT STYLE ///
Y-3 KNITTED CAP

CURRENCY-NEUTRAL SALES UP 6% IN THE FIRST NINE MONTHS /// Supported by solid developments at all brands and in all regions, currency-neutral sales for the Group increased 6% in the first nine months of 2004. Currency translation effects from a strong euro, especially versus the US dollar, however, impacted sales in euro terms. As a result, revenues in euro terms increased 3% to € 5.044 billion in 2004 from € 4.913 billion in the first nine months of 2003.

adidas LEADS TOP-LINE GROWTH IN THE FIRST NINE MONTHS /// Sales growth at adidas set the pace for Group performance in the first nine months of 2004. Currency-neutral adidas revenues increased 7%. The success of the football category as well as our "Apparel Breakthrough" initiative was the major contributor to this development. Both the Sport Performance division as well as the Sport Heritage division recorded solid growth. Sport Style revenues grew at double-digit rates, albeit from a small base. adidas sales in euro terms increased 3% to € 4.155 billion in the first nine months of 2004 from € 4.017 billion in the same period of 2003. At Salomon, revenues increased by 5% on a currency-neutral basis during the first nine months of 2004, mainly driven by positive developments in the apparel, cycling and nordic categories. In euro terms, Salomon sales were up 2% to € 399 million in the first nine months of 2004 from € 390 million in the prior year. Revenues for TaylorMade-adidas Golf increased 4% on a currency-neutral basis driven by growth in the metalwoods category, in particular relating to the success of the new r7 Quad driver. The putter and apparel categories also reported strong growth. TaylorMade-adidas Golf sales in euro terms declined 2% to € 477 million in 2004 from € 487 million in 2003.

SOLID CURRENCY-NEUTRAL SALES IN EUROPE /// Sales for adidas-Salomon in Europe increased 4% on a currency-neutral basis in the first nine months of 2004. This represents a revenue increase of 3% in euro terms to € 2.767 billion in 2004 from € 2.677 billion in 2003. Sales growth at adidas and Salomon was the driver of this development. At adidas, solid increases in France, Iberia and the UK as well as strong performance in the emerging markets supported an improvement of 4% in currency-neutral sales. In euro terms, revenues at adidas grew 3% to € 2.445 billion in the first nine months of 2004 from € 2.367 billion in 2003. Salomon sales grew 7% on a currency-neutral basis in the reporting period with major increases coming from Italy and Austria. In euro terms, sales for Salomon also improved by 7% to € 252 million in 2004 from € 237 million in 2003. TaylorMade-adidas Golf reported a 6% sales decrease on a currency-neutral basis in the first nine months of 2004 as a result of a weaker performance in the UK. In euro terms, revenues at TaylorMade-adidas Golf declined 4% to € 71 million in 2004 from € 74 million in 2003.

CURRENCY-NEUTRAL SALES IN NORTH AMERICA UP 2% VERSUS PRIOR YEAR /// In North America, Group sales during the first nine months increased 2% on a currency-neutral basis, which represents a decline of 7% in euro terms to € 1.161 billion in 2004 from € 1.249 billion in 2003. Currency-neutral sales at adidas grew 2% for the nine-month period, driven in particular by growth in the Sport Heritage division and Sport Performance apparel categories. In euro terms, adidas sales for the first nine months decreased 7% to € 806 million in 2004 from € 866 million in the prior-year period. Currency-neutral sales at Salomon were up 1% due to higher apparel sales. Salomon sales in euro terms decreased 6% to € 109 million in the first nine months of 2004 from € 116 million in 2003. TaylorMade-adidas Golf reported a sales increase of 1% on a currency-neutral basis in the first nine months of 2004 due to higher metalwood and apparel sales. In euro terms, sales at TaylorMade-adidas Golf declined 8% to € 246 million in 2004 from € 267 million in 2003.

NINE MONTHS 2004 NET SALES GROWTH BY BRAND AND REGION[1] in %

	Europe	North America	Asia	Latin America	**Total**
adidas	3	(7)	13	26	3
Salomon	7	(6)	(2)	37	2
TaylorMade-adidas Golf	(4)	(8)	10	43	(2)
Total	3	(7)	12	26	3

[1] Versus the prior year

NINE MONTHS 2004 CURRENCY-NEUTRAL NET SALES GROWTH BY BRAND AND REGION[1] in %

	Europe	North America	Asia	Latin America	**Total**
adidas	4	2	17	35	7
Salomon	7	1	0	43	5
TaylorMade-adidas Golf	(6)	1	14	59	4
Total	4	2	16	35	6

[1] Versus the prior year

CURRENCY-NEUTRAL SALES GROW AT DOUBLE-DIGIT RATES IN ASIA /// In Asia, sales for adidas-Salomon increased 16% on a currency-neutral basis in the first nine months of 2004. In euro terms, this represents an improvement of 12% to € 912 million in 2004 from € 817 million in 2003. Currency-neutral revenues at adidas were up 17% as a result of double-digit sales growth particularly in Japan and China. In euro terms, adidas sales increased 13% to € 722 million in 2004 from € 640 million in 2003. Currency-neutral revenues for the first nine months of the year were stable for Salomon, with a shift in winter product sales from the third to the fourth quarter in Japan. In euro terms, Salomon sales declined 2% to € 31 million in 2004 from € 32 million in 2003. At TaylorMade-adidas Golf, sales for the nine-month period improved 14% on a currency-neutral basis as a result of strong developments throughout the region, particularly in Japan, Hong Kong and Taiwan. In euro terms, TaylorMade-adidas Golf sales increased 10% to € 159 million in 2004 from € 145 million in 2003.

LATIN AMERICA REPORTS STRONGEST SALES INCREASE FOR THE FIRST NINE MONTHS /// In Latin America, where revenues are generated predominately by adidas, currency-neutral sales increased 35% in the first nine months of 2004. Double-digit sales increases in Argentina, Brazil and Mexico were the main components of this improvement. In euro terms, sales grew 26% to € 164 million in 2004 from € 130 million in 2003. Sales for adidas improved 35% on a currency-neutral basis in the nine-month period. This represents an increase of 26% in euro terms to € 158 million in 2004 from € 126 million in 2003. Salomon and TaylorMade-adidas Golf, while only minor components in overall sales, continued to grow rapidly both on a currency-neutral basis as well as in euro terms.



adidas SPORT PERFORMANCE /// COPA MUNDIAL FOOTBALL BOOT

APPAREL IS FASTEST GROWING PRODUCT CATEGORY /// In the first nine months of 2004, currency-neutral apparel sales increased 17%, led by solid growth in the adidas Sport Performance training category as well as strong double-digit increases in the football and running categories, in the adidas Sport Heritage division, at Salomon and at adidas Golf. In euro terms, apparel sales grew 12% to € 1.934 billion in 2004 from € 1.720 billion in 2003. Currency-neutral footwear sales for the first nine months of 2004 improved 4% versus the prior year led by improvements in the Sport Performance football category. In euro terms, footwear sales decreased 4% to € 2.227 billion in 2004 from € 2.321 billion in 2003. Hardware sales in the first nine months of 2004 improved 8% on a currency-neutral basis driven by higher sales in the football category at adidas, metal-woods and putters at TaylorMade-adidas Golf as well as the nordic, alpine ski boots and cycling categories at Salomon. In euro terms, revenues grew 1% to € 883 million in 2004 from € 872 million in 2003.

GROSS MARGIN UP 3.3 PERCENTAGE POINTS /// adidas-Salomon gross margin grew 3.3 percentage points to 47.4% of sales in the first nine months of 2004 (2003: 44.1%). This represents the highest first nine months gross margin in the history of our Group and reflects lower clearance sales combined with higher clearance margins, the improved product mix as well as increased adidas own-retail activities. Favorable currency effects due to our international sourcing structure were also a significant factor in this development. While a large majority of our product purchases are invoiced in US dollars, our sales are denominated to a large extent in euros and other currencies, which, for the most part, appreciated versus the US dollar in the course of the last 12 months. As a result of the strong gross margin expansion, gross profit for the Group rose 10% in the first nine months of 2004 to reach € 2.390 billion versus € 2.166 billion in 2003.

SPORTING EVENTS DRIVE 7% INCREASE IN OPERATING EXPENSES /// Operating expenses, including selling, general and administrative expenses (SG&A) and depreciation and amortization (excluding goodwill), increased by 7% to € 1.841 billion in the first nine months of 2004 from € 1.718 billion in 2003. As a percentage of sales, this equates to 36.5%, which is 1.5 percentage points higher than the 2003 level of 35.0%. This development reflects increased marketing expenditures for the UEFA EURO 2004™ European Football Championships and the Athens 2004 Olympic Games™. Operating expenses were also impacted by the continued expansion of adidas own-retail activities as well as higher doubtful debt provisions at TaylorMade-adidas Golf in the first quarter of this year.

OPERATING PROFIT UP 22% /// Group operating profit increased 22% to € 549 million in 2004 from € 448 million in the first nine months of 2003, reflecting the Group's strong gross margin development in the period. Similarly, the operating margin grew 1.8 percentage points to 10.9% in the first nine months of 2004 versus 9.1% in the same period of 2003.



adidas SPORT PERFORMANCE ///
RESPONSE TR X TRAIL RUNNING SHOE

NINE MONTHS GROSS MARGIN in %

2000	43.4
2001	42.8
2002	43.4
2003	44.1
2004	47.4

NINE MONTHS OPERATING PROFIT € in millions

2000	384
2001	420
2002	410
2003	448
2004	549

NINE MONTHS INCOME BEFORE TAXES € in millions

2000	326
2001	330
2002	341
2003	401
2004	499

NINE MONTHS NET INCOME € in millions

2000	177
2001	184
2002	199
2003	234
2004	295

NON-OPERATING ITEMS INCREASE MODESTLY /// adidas-Salomon goodwill amortization rose 2% during the first nine months of 2004 to € 34 million (2003: € 34 million). Royalty and commission income increased 2% to € 32 million in 2004 from € 31 million in 2003. Financial expenses grew 6% to € 47 million in 2004 from € 44 million in the first nine months of 2003. This is a result of positive effects from the valuation of balance sheet items in foreign currency in 2003 which were not repeated in 2004 and which more than offset the lower interest expenses in 2004.

INCOME BEFORE TAXES UP 24% /// As a result of the strong operational improvements during the first nine months of 2004, Group income before taxes grew 24% to € 499 million from € 401 million in 2003. As a percentage of sales, IBT improved by 1.7 percentage points to 9.9% in 2004 from 8.2% in 2003.

NET INCOME GROWS 26% /// Net income for the Group increased 26% to € 295 million in the first nine months of 2004 from € 234 million in 2003. Solid sales increases, coupled with the strong gross and operating margins, were the drivers of this improvement. Minority interests decreased 4% to € 12 million in 2004 (2003: € 13 million). The Group tax rate was unchanged at 38.6%.

€ 6.46 BASIC EARNINGS PER SHARE /// adidas-Salomon basic earnings per share increased 26% to € 6.46 for the first nine months of 2004 versus € 5.14 in 2003. The Group's total number of shares outstanding was 45,688,400 at the end of September 2004. The weighted average number of shares used in the calculation of basic earnings per share was 45,580,378 (first nine months 2003 average: 45,451,898). Diluted earnings per share were also € 6.46 in the first nine months of 2004 (2003: € 5.14).

RETAIL INCREASES DRIVE EMPLOYEE GROWTH /// At September 30, 2004, adidas-Salomon employed 16,753 people. This represents an increase of 8% versus the previous year's level of 15,541 and a 7% increase since the end of 2003 when the Group employed 15,686 people. New employees were primarily added in own retail.



Salomon ///
XA T-SHIRT

FINANCE AND INVESTMENT

TOTAL ASSETS INCREASE /// At the end of the first nine months of 2004, total assets grew by 8% to € 4.721 billion versus € 4.357 billion in the prior year mainly as a result of investments in short-term financial assets. Compared to the 2003 year-end level, total assets increased by 13%.

INVENTORIES UP 4% /// Group inventories grew 4% to € 1.134 billion at the end of the first nine months of 2004 from € 1.088 billion in 2003. On a currency-neutral basis, this represents an increase of 8% and is mainly attributable to higher goods in transit to meet increasing demand in North America and Asia.

RECEIVABLES DOWN 4% /// Receivables at adidas-Salomon were reduced by 4% to € 1.398 billion at the end of the first nine months of 2004 versus € 1.455 billion in the prior year. On a currency-neutral basis, this represents a decline of 1% and reflects strict discipline in the Group's trade terms management and concerted collection efforts at all brands.

FIXED ASSETS DECREASE 2% /// Fixed assets decreased by 2% to € 1.127 billion at the end of September 2004 versus € 1.147 billion in 2003, with approximately € 10 million due to currency effects. Disposals accounted for a change in fixed assets in the amount of € 11 million, with additions accounting for € 157 million mainly due to the expansion of own-retail activities and IT infrastructure. This was counterbalanced by depreciation and amortization including goodwill of approximately € 158 million.

OTHER NON-CURRENT ASSETS GROW /// Other non-current assets grew by 17% to € 116 million at the end of the first nine months of 2004 from € 99 million in 2003, mainly due to higher prepayments for new or extended long-term promotion contracts in football in the fourth quarter of 2003.

OTHER NON-CURRENT LIABILITIES REDUCED BY 12% /// Other non-current liabilities decreased by 12% to € 33 million at the end of September 2004 from € 38 million in 2003, primarily due to a lower negative fair value of financial instruments used for hedging activities within the Group and a decrease in obligations under capital lease contracts.



adidas SPORT PERFORMANCE /// TECH METEOR SPIKE

BALANCE SHEET STRUCTURE[1] in % of total assets

	2004[2]	2003[2]
ASSETS		
Cash and cash equivalents	4.7	1.4
Short-term financial assets	4.3	0.3
Accounts receivable	29.6	33.4
Inventories	24.0	25.0
Other current assets	7.1	6.7
Total current assets	**69.7**	**66.8**
Fixed assets	23.9	26.3
Deferred tax assets	4.0	4.7
Other non-current assets	2.5	2.3
Total non-current assets	**30.3**	**33.3**
Total assets	**100.0**	**100.0**
LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY		
Short-term borrowings	9.8	0.0
Accounts payable	10.5	10.5
Income taxes	4.0	4.4
Accrued liabilities and provisions	12.5	11.8
Other current liabilities	4.3	4.2
Total current liabilities	**41.1**	**30.9**
Long-term borrowings	18.5	34.4
Pensions and similar obligations	2.4	2.5
Deferred tax liabilities	1.5	1.4
Other non-current liabilities	0.7	0.9
Total non-current liabilities	**23.1**	**39.1**
Minority interests	0.8	1.4
Shareholders' equity	35.1	28.6
Total liabilities, minority interests and shareholders' equity	**100.0**	**100.0**

[1] For absolute figures see Consolidated Balance Sheet.
[2] At September 30

EQUITY RATIO FURTHER STRENGTHENED /// Equity rose by 33% to € 1.656 billion at the end of September 2004 versus € 1.247 billion in 2003. The majority of the net income was retained within the Group and used to strengthen the equity base. In addition, the equity component of the convertible bond which was issued in October 2003 strongly influenced the rise in shareholders' equity. The equity ratio rose by 6.5 percentage points to 35.1% at the end of the first nine months of 2004 from 28.6% in 2003. Compared to the 2003 year-end level of € 1.356 billion, equity increased by 22%.

CASH FLOW IMPACTED BY OUTFLOWS FOR SHORT-TERM FINANCIAL ASSETS /// In the first nine months of 2004, the Group generated € 205 million of cash inflow through operating activities (2003: € 232 million). The strong increase in bottom-line profitability was offset mainly by a rise in income tax payments. Cash outflow for investing activities was € 248 million (2003: € 116 million) and mainly related to investments in short-term financial assets of approximately € 113 million (2003: € 8 million). Spending for property, plant and equipment such as investment in adidas own-retail activities was € 67 million versus € 71 million in the first nine months of 2003.



adidas SPORT HERITAGE ///
EUROPA MKII COAT

TOTAL ASSETS[1] € in millions

2000	4,058
2001	4,220
2002	4,441
2003	4,357
2004	4,721

[1] At September 30

EQUITY RATIO[1] in %

2000	20.8
2001	22.7
2002	24.3
2003	28.6
2004	35.1

[1] At September 30

NET TOTAL BORROWINGS[1] € in millions

2000	1,897
2001	1,957
2002	1,843
2003	1,423
2004	913

[1] At September 30

NET BORROWINGS REDUCED BY € 510 MILLION /// Net borrowings at September 30, 2004 were € 913 million, down 36% or € 510 million versus € 1.423 billion in the prior year. Strong bottom-line profitability was the primary driver of this improvement. As a consequence, the Group's financial leverage improved 59 percentage points to 55% at the end of September 2004 versus 114% on the same date in 2003. Versus the 2003 year-end level of € 946 million, net borrowings decreased 4%.

adidas /// IN THE FIRST NINE MONTHS OF 2004, CURRENCY-NEUTRAL SALES AT adidas INCREASED 7%, WITH REVENUE GROWTH COMING FROM ALL REGIONS. IN EURO TERMS, REVENUES GREW 3% TO € 4.155 BILLION IN 2004 FROM € 4.017 BILLION IN THE SAME PERIOD OF 2003. GROSS MARGIN INCREASED BY 4.6 PERCENTAGE POINTS TO 44.5% OF SALES IN THE 2004 REPORTING PERIOD (2003: 39.9%), DRIVEN BY LOWER CLEARANCE SALES, PRODUCT MIX IMPROVEMENTS, INCREASED OWN-RETAIL ACTIVITIES AND POSITIVE CURRENCY EFFECTS. AS A RESULT, OPERATING PROFIT GREW 34% TO € 525 MILLION IN THE FIRST NINE MONTHS OF 2004 VERSUS € 391 MILLION IN THE PRIOR YEAR. FOR THE FULL YEAR 2004, WE EXPECT THAT CURRENCY-NEUTRAL SALES WILL GROW AT MID-SINGLE-DIGIT RATES AND BOTH GROSS MARGIN AND OPERATING PROFIT WILL INCREASE VERSUS PRIOR-YEAR LEVELS.



adidas SPORT PERFORMANCE /// STABIL V INDOOR SHOE

CURRENCY-NEUTRAL SALES GROW 7% IN THE FIRST NINE MONTHS /// In the third quarter, sales at adidas increased 9% on a currency-neutral basis. In euro terms, third quarter revenues grew 6% to € 1.570 billion in 2004 versus € 1.475 billion in the prior year. The currency-neutral sales increase of 7% in the first nine months of 2004 was the result of solid growth in Europe and North America and double-digit sales increases in both other regions. In euro terms, sales for the nine-month period grew 3% to € 4.155 billion in 2004 from € 4.017 billion in 2003. In the first nine months of 2004, sales from own-retail activities rose 27% on a currency-neutral basis, which represents an increase of 21% in euro terms to € 402 million in 2004 (2003: € 333 million).

FOOTBALL AND THE "APPAREL BREAKTHROUGH" INITIATIVE DRIVE GROWTH IN THE SPORT PERFORMANCE DIVISION /// Sales in the Sport Performance division grew 6% on a currency-neutral basis in the third quarter of 2004. This represents an increase of 3% in euro terms to € 1.279 billion in the third quarter of 2004 (2003: € 1.245 billion). For the first nine months of 2004, Sport Performance sales growth was 6% on a currency-neutral basis with football being the fastest growing category. Solid sales growth was recorded in nearly all apparel categories, reflecting our successful "Apparel Breakthrough" initiative. In euro terms, sales in this division improved 3% to € 3.400 billion in the first nine months of 2004 versus € 3.306 billion in the prior year.

SALES GROW SOLIDLY IN THE SPORT HERITAGE DIVISION /// Currency-neutral sales in the Sport Heritage division grew 28% in the third quarter of 2004. In euro terms, sales increased 25% to € 281 million (2003: € 225 million). In the first nine months of 2004, sales in this division increased by 8% on a currency-neutral basis, driven by strong double-digit increases in apparel and supported by sales growth also in footwear. This represents an improvement by 4% in euro terms to € 716 million in 2004 from € 686 million in 2003.

adidas AT A GLANCE € in millions

	Nine Months 2004	Nine Months 2003	Change
Net sales	**4,155**	4,017	3%
Gross margin	**44.5%**	39.9%	4.6pp
Operating profit	**525**	391	34%

NINE MONTHS adidas NET SALES € in millions

2000	3,692
2001	3,831
2002	4,050
2003	4,017
2004	4,155

adidas NET SALES BY REGION € in millions

	Nine Months 2004	Nine Months 2003	Change
Europe	**2,445**	2,367	3%
North America	**806**	866	(7%)
Asia	**722**	640	13%
Latin America	**158**	126	26%

DOUBLE-DIGIT SALES IMPROVEMENT IN THE SPORT STYLE DIVISION DURING THE FIRST NINE MONTHS /// As a result of product launch dates in additional quarters within the Sport Style division, third quarter sales declined 21% both on a currency-neutral basis and in euro terms to € 7 million in 2004 versus € 9 million in the prior year. Sales for the first nine months of 2004, however, grew 19% both on a currency-neutral basis and in euro terms to reach € 17 million in 2004 versus € 15 million in 2003.

GROSS MARGIN IMPROVES NEARLY 5 PERCENTAGE POINTS /// The adidas gross margin increased by 4.6 percentage points to 44.5% of sales in the first nine months of 2004 (2003: 39.9%). This improvement reflects lower clearance sales combined with higher clearance margins, our improved product mix as well as increased adidas own-retail activities. Favorable currency effects associated with our sourcing structure were also a significant factor in this development. As a result, adidas gross profit grew 15% to € 1.849 billion in the 2004 reporting period from € 1.602 billion in 2003.

OPERATING PROFIT AND MARGIN INCREASE CONSIDERABLY /// During the first nine months of 2004, adidas operating profit grew by 34% to € 525 million in 2004 versus € 391 million in the prior year. This increase was mainly a result of the period's record-level gross margin that more than offset increased operating expenses, which grew 9% to € 1.324 billion in the first nine months of 2004 from € 1.211 billion in 2003. This operating expense increase primarily reflects expenditures associated with the UEFA EURO 2004™ European Football Championships and the Athens 2004 Olympic Games™ as well as strategic investments in North America and Asia initiated to spur growth in these two regions. Operating expenses were also impacted by the continued expansion of our own-retail activities. The operating margin for adidas increased by 2.9 percentage points to 12.6% during the nine-month period in 2004 (2003: 9.7%).

adidas ORDER BACKLOGS BY PRODUCT CATEGORY AND REGION[1] changes in %

	Europe	North America	Asia	Total
Footwear	(3)	0	8	0
Apparel	(6)	(1)	44	5
Total	**(4)**	**0**	**23**	**2**

[1] At September 30, 2004, change year-over-year

adidas ORDER BACKLOGS BY PRODUCT CATEGORY AND REGION, CURRENCY-NEUTRAL[1] changes in %

	Europe	North America	Asia	Total
Footwear	(3)	6	14	3
Apparel	(6)	5	53	8
Total	**(4)**	**6**	**30**	**5**

[1] At September 30, 2004, change year-over-year



adidas SPORT HERITAGE /// TUSCANY RACING SHOE

MIXED REGIONAL ORDER BACKLOG DEVELOPMENT AT THE END OF THE THIRD QUARTER /// Currency-neutral order backlogs for adidas grew 5% (+2% in euros) at the end of the third quarter of 2004. Overall apparel orders increased 8% on a currency-neutral basis, or 5% in euro terms, reflecting the ongoing success of our "Apparel Breakthrough" initiative. Footwear backlogs grew 3% on a currency-neutral basis and were stable in euros. From a regional perspective, in Europe, orders decreased 4% currency-neutral (–4% in euros). European apparel backlogs decreased 6% on a currency-neutral basis (–6% in euros), while currency-neutral footwear backlogs declined 3% (–3% in euros). These shortfalls were mainly due to the increasingly difficult retail environment in most major markets which led to changing order patterns and a more reorder- and auto-replenishment-oriented business in the region. In addition, comparability with last year is difficult due to our new four quarter business model. In North America, order backlogs were up 6% currency-neutral and remained stable in euro terms. Currency-neutral apparel orders increased 5% (–1% in euros). Footwear backlogs recorded an increase for the first time in seven quarters, growing 6% on a currency-neutral basis and remaining stable in euro terms. In Asia, currency-neutral backlogs grew 30% (+23% in euros). Apparel backlogs increased 53% on a currency-neutral basis (+44% in euros) while footwear orders grew 14% (+8% in euros).

OUTLOOK /// Full year adidas sales are expected to increase at mid-single-digit rates on a currency-neutral basis. As a result of strong sales and adidas backlog performance in the third quarter, we expect positive revenue development in North America during the fourth quarter of 2004 leading to a currency-neutral increase of 3 to 5% on a full year basis. In Europe, sales are expected to grow at mid-single-digit rates. As a consequence of expanding own-retail activities, improving product mix and favorable exchange rate developments we expect gross margin to improve significantly versus the prior year. Despite higher operating expenses as a result of event-related spending and strategic investments in North America and Asia, both operating profit and margin will grow substantially versus prior-year levels.

Salomon /// SALES FOR Salomon DURING THE FIRST NINE MONTHS OF 2004 INCREASED BY 5% ON A CURRENCY-NEUTRAL BASIS, DUE TO SOLID DEVELOPMENTS IN WINTER AND SUMMER CATEGORIES. GROSS MARGIN DECLINED 2.2 PERCENTAGE POINTS TO 38.5% IN 2004 (2003: 40.7%), MAINLY AS A RESULT OF UNFAVORABLE CURRENCY EFFECTS ASSOCIATED WITH SOURCING AND MANUFACTURING THE MAJORITY OF Salomon PRODUCTS IN EUROPE. AS A RESULT OF THESE DEVELOPMENTS, OPERATING PROFIT DECLINED TO NEGATIVE € 7 MILLION IN THE FIRST NINE MONTHS OF 2004 FROM NEGATIVE € 3 MILLION IN THE SAME PERIOD OF 2003. FOR THE FULL YEAR, WE EXPECT CURRENCY-NEUTRAL SALES FOR Salomon TO GROW AT MID-SINGLE-DIGIT RATES BUT GROSS MARGIN AND OPERATING PROFIT TO DECLINE AS A RESULT OF UNFAVORABLE CURRENCY EFFECTS.



Salomon ///
SNOWSCAPE 9 VITANE NORDIC SKI

SOLID REVENUE IMPROVEMENTS IN THE FIRST NINE MONTHS /// Salomon sales increased 6% in currency-neutral terms in the third quarter of 2004. In euros, Salomon third quarter sales improved 3% to reach € 205 million in 2004 from € 199 million in 2003. In the first nine months of 2004, Salomon sales increased 5% on a currency-neutral basis as a result of solid developments in winter and summer categories, particularly in the apparel, cycling and nordic categories. All regions except Asia contributed to these developments. In euros, revenues increased by 2% to € 399 million in 2004 from € 390 million in the first nine months of 2003.

GROSS MARGIN DECLINES DUE TO CURRENCY EFFECTS /// Salomon's gross margin declined 2.2 percentage points to 38.5% in the first nine months of 2004 from 40.7% during the same period of 2003. This development was mainly a result of negative currency effects arising from the fact that the majority of Salomon products are sourced and manufactured in Europe, while a large portion of sales are registered outside Europe. As a result, gross profit decreased 3% to € 154 million in the first nine months of 2004 from € 159 million in 2003.

OPERATING PROFIT IMPACTED BY CURRENCY EFFECTS /// During the first nine months of 2004, Salomon operating profit declined to negative € 7 million versus negative € 3 million in 2003. This reflects the unfavorable currency effects on the gross margin which could not be compensated for by operating expenses which were reduced by 1% to € 161 million in 2004 due to lower marketing expenditures (2003: € 162 million). As a consequence, the operating margin in the first nine months of 2004 decreased by 1.0 percentage point to negative 1.8% from negative 0.8% in 2003.

OUTLOOK /// Because of the strong seasonality of Salomon's business and the often short-term nature of orders within the winter sports industry, we do not provide backlog information for the Salomon family of brands. For 2004, we expect full year currency-neutral sales for Salomon to grow at mid-single-digit rates while gross margin as well as operating profit and margin are likely to decline as a result of the negative currency effects explained above.

Salomon AT A GLANCE € in millions

	Nine Months 2004	Nine Months 2003	Change
Net sales	399	390	2%
Gross margin	38.5%	40.7%	(2.2pp)
Operating profit	(7)	(3)	(123%)

NINE MONTHS Salomon NET SALES € in millions

2000	375
2001	427
2002	424
2003	390
2004	399

Salomon NET SALES BY REGION € in millions

	Nine Months 2004	Nine Months 2003	Change
Europe	252	237	7%
North America	109	116	(6%)
Asia	31	32	(2%)
Latin America	4	3	37%

TaylorMade-adidas Golf /// SALES FOR TaylorMade-adidas Golf IN THE FIRST NINE MONTHS OF 2004 INCREASED 4% ON A CURRENCY-NEUTRAL BASIS, REFLECTING SUCCESSFUL METALWOODS LAUNCHES. THIS REPRESENTS A DECREASE OF 2% IN EURO TERMS TO € 477 MILLION IN 2004 FROM € 487 MILLION IN 2003. GROSS MARGIN IMPROVED 0.7 PERCENTAGE POINTS TO 47.6% IN 2004 FROM 46.9% IN 2003, SUPPORTED BY BETTER MARGINS IN APPAREL. OPERATING PROFIT DECLINED 30% TO € 42 MILLION IN 2004 (2003: € 60 MILLION) DUE TO A WEAK FIRST QUARTER DEVELOPMENT THAT WAS IMPACTED BY HIGHER PROVISIONS FOR DOUBTFUL DEBT. WE EXPECT FULL YEAR CURRENCY-NEUTRAL SALES TO GROW AT MID-SINGLE-DIGIT RATES AND BOTH GROSS MARGIN AND OPERATING PROFIT FOR TaylorMade-adidas Golf TO INCREASE VERSUS PRIOR-YEAR LEVELS.


TaylorMade ///
r5 dual DRIVER

CURRENCY-NEUTRAL SALES UP 4% IN THE FIRST NINE MONTHS /// Third quarter currency-neutral sales at TaylorMade-adidas Golf increased 5%. In euro terms, revenues remained stable versus the prior year at € 176 million. Sales at TaylorMade-adidas Golf in the first nine months of 2004 were up 4% on a currency-neutral basis. This improvement reflects the successful metalwoods launches. The putter and apparel categories also reported solid growth. Overall, positive developments in all regions except Europe contributed to this sales growth. In euro terms, revenues declined 2% to € 477 million in the nine-month period of 2004 from € 487 million in 2003.

GROSS MARGIN IMPROVES /// TaylorMade-adidas Golf gross margin improved by 0.7 percentage points to 47.6% in the first nine months of 2004 (2003: 46.9%), supported by better margins in apparel. As a result of this development which compensated for lower sales in euro terms, gross profit remained stable versus the same reporting period in the prior year at € 227 million (2003: € 228 million).

OPERATING PROFIT DECLINES /// Operating profit for TaylorMade-adidas Golf decreased 30% in the first nine months to € 42 million in 2004 from € 60 million in 2003. This development was impacted by operating expenses which increased by 10% during this period to € 185 million from € 168 million in 2003. The increase was a result of higher provisions for doubtful debt and increased marketing working budget related to new product launches, in particular the r7 Quad driver. The operating margin declined 3.5 percentage points to 8.9% in 2004 compared to 12.4% in 2003.

OUTLOOK /// Because backlogs are measured differently in golf than in other parts of our business, we do not provide order information for TaylorMade-adidas Golf. We expect full year currency-neutral sales for TaylorMade-adidas Golf to grow at mid-single-digit rates. Gross margin as well as both operating profit and margin are expected to improve versus 2003 levels.

TaylorMade-adidas Golf AT A GLANCE € in millions

	Nine Months 2004	Nine Months 2003	Change
Net sales	477	487	(2%)
Gross margin	47.6%	46.9%	0.7pp
Operating profit	42	60	(30%)

NINE MONTHS TaylorMade-adidas Golf NET SALES € in millions

2000	359
2001	438
2002	516
2003	487
2004	477

TaylorMade-adidas Golf NET SALES BY REGION € in millions

	Nine Months 2004	Nine Months 2003	Change
Europe	71	74	(4%)
North America	246	267	(8%)
Asia	159	145	10%
Latin America	2	1	43%

Outlook /// THE LARGELY POSITIVE OUTLOOK FOR THE GLOBAL ECONOMY IS PROJECTED TO ONLY PARTLY TRANSLATE INTO THE SPORTING GOODS SECTOR IN THE NEXT MONTHS, BUT AS A RESULT OF OUR STRONG YEAR-TO-DATE PERFORMANCE AND EXPECTATIONS FOR THE REST OF 2004, WE ARE CONFIRMING OUR IMPROVED SALES AND EARNINGS GUIDANCE AS COMMUNICATED IN AUGUST. GROUP REVENUES ARE EXPECTED TO BE UP BY AROUND 5% ON A CURRENCY-NEUTRAL BASIS, WITH DOUBLE-DIGIT GROWTH IN ASIA AND LATIN AMERICA AND A MID-SINGLE-DIGIT SALES INCREASE IN EUROPE. FURTHERMORE, THE CURRENT SALES AND ORDER BACKLOG DEVELOPMENT AT *adidas* IN NORTH AMERICA MAKES US CONFIDENT THAT WE WILL REACH A CURRENCY-NEUTRAL SALES INCREASE OF 3 TO 5% IN THIS REGION ON A FULL YEAR BASIS. GROUP GROSS MARGIN IS PROJECTED TO CLEARLY EXCEED 45% AND OPERATING MARGIN WILL IMPROVE BY AT LEAST ONE PERCENTAGE POINT VERSUS THE PRIOR-YEAR LEVEL. AS A RESULT OF STRONG PERFORMANCE IN THE FIRST NINE MONTHS OF THE YEAR, GROUP EARNINGS FOR THE FULL YEAR ARE EXPECTED TO GROW BY AROUND 20%.

RISK IDENTIFICATION AND ANALYSIS /// The international sporting goods industry is highly competitive and success depends on the correct assessment of future trends and challenges. At adidas-Salomon, our Management continuously gathers and analyzes business intelligence, including a qualitative assessment of the future business environment, in order to best identify strategies to avoid or lower risk. With respect to the current business outlook, no immediate risks have been identified which could jeopardize the Group's ongoing business health and viability.

CONTINUED POSITIVE OUTLOOK FOR WORLD ECONOMY /// The outlook for the world economy for the remainder of the year is positive. While economic activity is expected to remain strong, the pace of growth is likely to be somewhat below the levels achieved during the first nine months of the year with the full impact of rising oil prices yet to be seen. In the USA, economic growth is expected to slow somewhat as private consumption should grow at a lower rate going forward, given the recent drop in consumer confidence. However, increased inventory build-up and lower inflation are two factors that seem likely to cushion the slowdown in private consumption. Nevertheless, the regional GDP growth is expected to be between 4 and 5% in 2004. In the Euro Zone, economic momentum is expected to slow somewhat due to a general cooling of global trade. At the same time, a moderate pick-up of private consumption seems likely in some of the region's countries, as first signs of stabilization in the labor markets emerge. In contrast, domestic demand is expected to remain lackluster in Germany as companies remain concerned about the evolution of the economic recovery and private households are suffering from continued weak employment. As a result, economists continue to project regional GDP growth of between 1 and 2%. In Japan, the economy is expected to continue its recovery. This development will be driven by an increase in domestic demand, despite declining exports. These factors are expected to lead to GDP growth of 3% in 2004. Latin American countries will continue to benefit from the oil price boom in the short term. However, should further price increases slow down growth in other parts of the world markedly, most of the region's countries would not be able to escape the negative consequences. At the moment, GDP growth of between 4 and 5% is expected for 2004.

CAUTIOUS OUTLOOK FOR SPORTING GOODS SECTOR /// The generally positive outlook for the global economy is projected to only partly translate into the sporting goods sector in the next six to 12 months. In the USA, the current shift to more performance-oriented and higher-priced product is expected to benefit both suppliers and retailers. However, this momentum may be slowed by lower overall consumption as a result of higher oil prices. In Europe, the tough market conditions which have challenged retailers in general over the past 24 months are expected to extend to the sporting goods industry in a period with no major sporting events to spark interest in the sector. In addition, retail consolidation is likely to continue. In Japan, the apparel product category is expected to continue to outperform the footwear market driven by strong demand in the Women's and Kids' categories and the high interest in upcoming sporting events.

NO SUBSEQUENT EVENTS OR DEVELOPMENTS /// Between the end of the third quarter of 2004 and the publication of this report on November 3, there were no major macroeconomic or socio-political changes which we expect to influence our business materially going forward.

CURRENCY-NEUTRAL SALES GROWTH OF AROUND 5% /// As a result of the anticipated macroeconomic and sector environment as well as backlog development and retailer feedback, we continue to expect full year currency-neutral Group revenue growth of around 5%. This will be driven by double-digit sales growth in Asia and Latin America and mid-single-digit increases in Europe. Further, as a result of strong sales and adidas backlog performance in the third quarter, we also expect positive revenue development in North America during the fourth quarter of 2004 leading to a currency-neutral sales increase of 3 to 5% on a full year basis. From a brand perspective, revenue growth will be driven by mid-single-digit currency-neutral increases at adidas, Salomon and TaylorMade-adidas Golf.

GROSS MARGIN STRENGTH CONTINUES /// For the full year 2004, we expect significant expansion of the Group's gross margin (2003: 44.9%). An improving product mix, the increased proportion of higher-margin own-retail activities and lower clearance sales will be important drivers of this margin improvement. We also anticipate that the stronger euro will positively impact sourcing costs and therefore also help to improve gross margin, although this impact will be less significant in the fourth quarter versus other periods of the year as favorable effects from exchange rate developments lessen. As a consequence, we expect the Group's gross margin for the full year to clearly exceed 45%. From a brand perspective, this improvement will be driven mainly by adidas. TaylorMade-adidas Golf is also expected to contribute to this development. The gross margin of Salomon, however, will decline as a result of negative currency effects, arising from the fact that nearly all Salomon hardware sourcing and manufacturing takes place in Europe, while nearly 50% of sales are registered in non-euro currencies.

FURTHER OPERATING MARGIN IMPROVEMENT /// In 2004, we are projecting continued operating margin expansion, which we view as our most important internal measure of operational success. Operating expenses are expected to increase as a result of event-related spending and strategic investments in North America and Asia initiated to spur growth in these two regions. However, this increase will remain significantly behind gross profit improvements for the year. Consequently, we will deliver an increase in Group operating margin of at least one percentage point above the 2003 level of 7.8%. From a brand perspective, the operating margin improvement will be driven by adidas, where increases are projected to come from all regions. TaylorMade-adidas Golf is also expected to contribute to this development. We anticipate that Salomon's operating margin will not achieve the 2003 level this year due to the negative currency effects mentioned above.

NET INCOME TO INCREASE BY AROUND 20% /// Our Group expects double-digit earnings growth for the fourth consecutive year. This will be driven by solid top-line improvement as well as significant gross and operating margin expansion. As a result of strong year-to-date performance, we remain confident that we will achieve earnings growth of around 20% versus the prior year.



Salomon ///
SSL JACKET

CONSOLIDATED BALANCE SHEET (IFRS) € in millions

	Sept. 30 2004	Sept. 30 2003	Change in %	Dec. 31 2003
Cash and cash equivalents	**222**	62	259.1	190
Short-term financial assets	**203**	12	1,612.1	89
Accounts receivable	**1,398**	1,455	(3.9)	1,075
Inventories	**1,134**	1,088	4.2	1,164
Other current assets	**333**	292	14.3	259
Total current assets	**3,290**	2,908	13.1	2,777
Property, plant and equipment, net	**354**	348	1.9	345
Goodwill, net	**584**	604	(3.2)	591
Other intangible assets, net	**100**	107	(6.4)	104
Long-term financial assets	**89**	89	(0.2)	88
Deferred tax assets	**189**	203	(6.8)	178
Other non-current assets	**116**	99	16.6	105
Total non-current assets	**1,431**	1,449	(1.2)	1,411
Total assets	**4,721**	4,357	8.4	4,188
Short-term borrowings	**464**	-	-	-
Accounts payable	**494**	456	8.4	592
Income taxes	**189**	193	(2.0)	158
Accrued liabilities and provisions	**592**	512	15.5	455
Other current liabilities	**202**	184	9.9	139
Total current liabilities	**1,941**	1,345	44.3	1,344
Long-term borrowings	**874**	1,497	(41.6)	1,225
Pensions and similar obligations	**112**	108	3.9	105
Deferred tax liabilities	**70**	61	14.3	66
Other non-current liabilities	**33**	38	(12.5)	35
Total non-current liabilities	**1,088**	1,703	(36.1)	1,432
Minority interests	**36**	61	(41.8)	57
Shareholders' equity	**1,656**	1,247	32.8	1,356
Total liabilities, minority interests and shareholders' equity	**4,721**	4,357	8.4	4,188

Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

CONSOLIDATED INCOME STATEMENT (IFRS) € in millions

	Nine Months 2004	Nine Months 2003	Change	**3rd Quarter 2004**	3rd Quarter 2003	Change
Net sales	**5,044**	4,913	2.7%	**1,953**	1,853	5.4%
Cost of sales	**2,654**	2,747	(3.4%)	**1,019**	1,018	0.1%
Gross profit	**2,390**	2,166	10.3%	**934**	835	11.9%
(% of net sales)	**47.4%**	44.1%	3.3pp	**47.8%**	45.0%	2.8pp
Selling, general and administrative expenses	**1,770**	1,646	7.5%	**597**	540	10.6%
(% of net sales)	**35.1%**	33.5%	1.6pp	**30.5%**	29.1%	1.4pp
Depreciation and amortization (excl. goodwill)	**71**	72	(1.4%)	**24**	25	(1.1%)
Operating profit	**549**	448	22.5%	**313**	270	15.8%
(% of net sales)	**10.9%**	9.1%	1.8pp	**16.0%**	14.6%	1.4pp
Goodwill amortization	**34**	34	1.8%	**11**	11	1.4%
Royalty and commission income	**32**	31	2.1%	**11**	11	0.8%
Financial expenses, net	**47**	44	5.9%	**15**	17	(9.1%)
Income before taxes and minority interests	**499**	401	24.4%	**298**	254	17.4%
(% of net sales)	**9.9%**	8.2%	1.7pp	**15.2%**	13.7%	1.6pp
Income taxes	**193**	155	24.3%	**113**	96	17.3%
(% of income before taxes and minority interests)	**38.6%**	38.6%	0.0pp	**37.9%**	37.9%	0.0pp
Minority interests	**(12)**	(13)	(4.2%)	**(6)**	(7)	(14.7%)
Net income	**295**	234	26.1%	**179**	150	19.0%
(% of net sales)	**5.8%**	4.8%	1.1pp	**9.2%**	8.1%	1.0pp
Basic earnings per share (in €)	**6.46**	5.14	25.7%	**3.92**	3.31	18.4%
Diluted earnings per share (in €)	**6.46**	5.14	25.6%	**3.91**	3.31	18.2%

Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

CONSOLIDATED STATEMENT OF CASH FLOWS (IFRS) € in millions

	Nine Months 2004	Nine Months 2003
Operating activities:		
Income before taxes	**499**	401
Adjustments for:		
Depreciation and amortization (incl. goodwill)	**119**	116
Unrealized foreign exchange losses, net	**31**	32
Interest income	**(10)**	(8)
Interest expense	**54**	53
Gains on sale of property, plant and equipment, net	**0**	(4)
Operating profit before working capital changes	**693**	590
Increase in receivables and other current assets	**(435)**	(207)
(Increase)/Decrease in inventories	**(4)**	85
Increase/(Decrease) in accounts payable and other current liabilities	**180**	(94)
Cash provided by operations	**435**	375
Interest paid	**(52)**	(52)
Income taxes paid	**(178)**	(91)
Net cash provided by operating activities	**205**	232
Investing activities:		
Purchase of goodwill and other intangible assets	**(27)**	(22)
Purchase of property, plant and equipment	**(67)**	(71)
Proceeds from sale of property, plant and equipment	**1**	18
Acquisition of subsidiaries net of cash acquired	**(10)**	0
Increase in short-term financial assets	**(113)**	(8)
Increase in investments and other long-term assets	**(42)**	(42)
Interest received	**10**	8
Net cash used in investing activities	**(248)**	(116)
Financing activities:		
Decrease in long-term borrowings	**(356)**	(74)
Dividend of adidas-Salomon AG	**(45)**	(45)
Dividends to minority shareholders	**(6)**	(5)
Exercised share options	**18**	2
Increase in short-term borrowings	**464**	0
Net cash provided by financing activities	**74**	(122)
Effect of exchange rates on cash	**1**	0
Increase/(Decrease) in cash and cash equivalents	**32**	(6)
Cash and cash equivalents at beginning of year	**190**	67
Cash and cash equivalents at end of period	**222**	62

Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (IFRS) € in millions

	Share capital	Capital surplus	Cumulative translation adjustments	Fair values of financial instruments	Retained earnings	Total
Balance at December 31, 2002	**116**	**12**	**(57)**	**(41)**	**1,050**	**1,081**
Net income					234	234
Dividend payment					(45)	(45)
Exercised share options	0	2				2
Net gain on cash flow hedges, net of tax				5		5
Net gain on net investments in foreign subsidiaries, net of tax				1		1
Currency translation			(31)			(31)
Balance at September 30, 2003	**116**	**14**	**(88)**	**(34)**	**1,239**	**1,247**
Balance at December 31, 2003	**116**	**128**	**(114)**	**(41)**	**1,265**	**1,356**
Net income					295	295
Dividend payment					(45)	(45)
Exercised share options	1	17				18
Net gain on cash flow hedges, net of tax				30		30
Net loss on net investments in foreign subsidiaries, net of tax				0		0
Currency translation			3			3
Balance at September 30, 2004	**117**	**145**	**(110)**	**(10)**	**1,514**	**1,656**

Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (IFRS)

1 /// BASIS OF PREPARATION

The unaudited consolidated interim financial statements of adidas-Salomon AG and its subsidiaries (collectively the "Group" or "adidas-Salomon") for the first nine months ending September 30, 2004 were prepared in accordance with accounting principles adopted by the International Accounting Standards Board ("International Financial Reporting Standards" – "IFRS"). The Group applied all International Financial Reporting Standards and Interpretations of the International Financial Reporting Standing Interpretations Committee effective as at September 30, 2004.

The accounting policies used in the preparation of the interim financial statements are consistent with those in the annual consolidated financial statements for the year ending December 31, 2003; additionally, the Group applied IAS 34 "Interim Financial Reporting".

Costs that are incurred unevenly during the financial year are anticipated or deferred in the interim report only if it would be also appropriate to anticipate or defer such costs at the end of the financial year.

These interim consolidated financial statements should be read in conjunction with the 2003 annual consolidated financial statements. The comments contained therein also apply to the 2004 quarterly financial statements and are not repeated unless explicit reference is made to certain changes. The results of operations for the first nine months ending September 30, 2004 are not necessarily indicative of results to be expected for the entire year.

2 /// SEASONALITY

The sales of the Group in certain product categories are seasonal and therefore revenues and attributable earnings may vary within the fiscal year. As adidas brand sales account for approximately 80% of the Group's net revenues, sales and earnings tend to be strongest in the first and third quarters of the fiscal year. However, shifts in the share of sales and attributable earnings of particular product categories, brands or the regional composition may occur throughout the year.

3 /// ACQUISITIONS

Effective March 26, 2004, adidas-Salomon assumed full ownership of its subsidiary in Turkey, adidas Spor Malzemeleri Satis ve Pazarlama A.S., Istanbul, by purchasing the remaining 49% of shares from Esem Spor Giyim Sanayi ve Ticaret A.S., a listed Turkish trading company.

Additionally, adidas-Salomon assumed control of Valley Apparel Company of Cedar Rapids, Iowa (USA), its long-standing licensee for adidas products, by acquiring 100% of the shares, effective June 4, 2004. Valley Apparel is a producer and distributor of collegiate and professional league apparel and accessories.

In the course of a tender offer for all remaining outstanding common shares of Salomon & Taylor Made Co., Ltd., Tokyo (Japan), adidas-Salomon purchased 3,127,361 shares. This increased Salomon S.A.'s ownership in Salomon & Taylor Made Co., Ltd. to 99.3% of common stock from 79.2% prior to the offer. Settlement for tenders received took place on May 20, 2004. In the course of the third quarter 2004, Salomon S.A.'s ownership increased to 99.5%.

Effective June 30, 2004, adidas-Salomon assumed full ownership of its former warehouse service provider in The Netherlands, Maersk Ewals Logistics B.V. (renamed to adidas Logistics Services B.V.).

4 /// EARNINGS PER SHARE

Basic earnings per share are calculated by dividing net income by the weighted average number of outstanding shares during the period (2004: 45,580,378 shares; 2003: 45,451,898 shares).

Dilutive potential shares have arisen under the management stock option plan of adidas-Salomon AG (MSOP), which was implemented in 1999. As none of the required performance criteria for the exercise of the stock options of Tranche I (1999) of the stock option plan have been fulfilled to date, this Tranche did not affect the calculation of diluted earnings per share. However under Tranche II (2000) and Tranche III (2001) of the stock option plan, dilutive potential shares do impact the diluted earnings per share calculation. The weighted average number of shares for calculating diluted earnings per share was 45,622,854 as at September 30, 2004 (September 2003: 45,464,661).

It is not necessary to include dilutive potential shares arising from the convertible bond issuance in October 2003 in the calculation of diluted earnings per share as at September 30, 2004 as none of the required conversion criteria were fulfilled at the balance sheet date.

5 /// SEGMENTAL REPORTING

Financial information in accordance with the management approach is presented on pages 28–29 of this report.

6 /// SHAREHOLDERS' EQUITY

Following the expiration of the fifth and sixth exercise period of Tranche II (2000) and the second and third exercise period of Tranche III (2001) of the management stock option plan of adidas-Salomon AG (MSOP), an additional 234,650 no-par-value bearer shares were issued effective January 12 and July 5, 2004. The total number of no-par-value shares as at September 30, 2004 thus amounted to 45,688,400. The new shares carry dividend rights as of January 1, 2004.

Accordingly, the stock capital of adidas-Salomon AG was increased by € 600,704 to a total of € 116,962,304.

As recommended by the Management, a dividend of € 1.00 per share totaling € 45,453,750 was paid for the fiscal year 2003 following the approval of the Annual General Meeting held on May 13, 2004.

7 /// BANK BORROWINGS

In response to the continuing decline in its borrowings, adidas-Salomon has converted medium-term bank lines back into short-term lines. As a consequence, the Group now again reports short-term borrowings. However, the amounts of such short-term borrowings are similar to the total amounts invested in short-term financial assets, such as bank deposits, shares of mutual funds or bonds, all of which can be disposed of at short notice.

8 /// SUBSEQUENT EVENTS

Following the expiration of the seventh exercise period of Tranche II (2000), the fourth exercise period of Tranche III (2001) and the first exercise period of Tranche IV (2002) of the management stock option plan of adidas-Salomon AG (MSOP), an additional 170,600 no-par-value bearer shares were issued effective October 1, 2004. The total number of no-par-value shares thus amounts to 45,859,000. The new shares carry dividend rights as of January 1, 2004. Accordingly, the stock capital of adidas-Salomon AG was increased by € 436,736 to a total of € 117,399,040.

Effective October 4, 2004, adidas-Salomon assumed full ownership of its subsidiary in Malaysia, adidas Malaysia Sdn. Bhd., Kuala Lumpur, by purchasing the remaining 40% of shares.

Herzogenaurach, November 2, 2004 /// The Executive Board of adidas-Salomon AG

SEGMENTAL INFORMATION BY BRAND € in millions

	Nine Months 2004	Nine Months 2003	**3rd Quarter 2004**	3rd Quarter 2003
adidas				
Net sales	**4,155**	4,017	**1,570**	1,475
Gross profit	**1,849**	1,602	**716**	613
Gross margin	**44.5%**	39.9%	**45.6%**	41.6%
Operating profit	**525**	391	**261**	209
Salomon				
Net sales	**399**	390	**205**	199
Gross profit	**154**	159	**88**	89
Gross margin	**38.5%**	40.7%	**42.9%**	44.8%
Operating profit	**(7)**	(3)	**37**	36
TaylorMade-adidas Golf				
Net sales	**477**	487	**176**	176
Gross profit	**227**	228	**84**	81
Gross margin	**47.6%**	46.9%	**47.9%**	46.1%
Operating profit	**42**	60	**25**	29
HQ/Consolidation				
Net sales	**13**	19	**3**	2
Gross profit	**160**	177	**46**	51
Operating profit	**(11)**	(1)	**(11)**	(4)
Total				
Net sales	**5,044**	4,913	**1,953**	1,853
Gross profit	**2,390**	2,166	**934**	835
Gross margin	**47.4%**	44.1%	**47.8%**	45.0%
Operating profit	**549**	448	**313**	270

Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

SEGMENTAL INFORMATION BY REGION € in millions

	Nine Months	Nine Months	**3rd Quarter**	3rd Quarter
	2004	2003	**2004**	2003
Europe				
Net sales	**2,767**	2,677	**1,077**	1,020
Gross profit	**1,281**	1,106	**494**	445
Gross margin	**45.7%**	41.0%	**45.7%**	43.4%
Operating profit	**592**	476	**261**	232
North America				
Net sales	**1,161**	1,249	**454**	459
Gross profit	**428**	446	**171**	158
Gross margin	**35.8%**	34.7%	**36.8%**	33.7%
Operating profit	**70**	92	**57**	45
Asia				
Net sales	**912**	817	**346**	308
Gross profit	**455**	390	**176**	151
Gross margin	**49.7%**	47.5%	**50.7%**	48.6%
Operating profit	**178**	143	**79**	71
Latin America				
Net sales	**164**	130	**65**	52
Gross profit	**64**	51	**26**	21
Gross margin	**39.0%**	39.1%	**39.3%**	41.0%
Operating profit	**28**	20	**12**	9
HQ/Consolidation				
Net sales	**40**	40	**11**	14
Gross profit	**163**	172	**67**	60
Operating profit	**(319)**	(283)	**(96)**	(86)
Total				
Net sales	**5,044**	4,913	**1,953**	1,853
Gross profit	**2,390**	2,166	**934**	835
Gross margin	**47.4%**	44.1%	**47.8%**	45.0%
Operating profit	**549**	448	**313**	270

Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

EXECUTIVE BOARD ///

HERBERT HAINER
Chairman and Chief Executive Officer

GLENN BENNETT
Global Operations

MICHEL PERRAUDIN
Human Resources, Key Projects and Corporate Services

ROBIN J. STALKER
Finance

ERICH STAMMINGER
Global Marketing and North America

SUPERVISORY BOARD ///

HENRI FILHO
Chairman

DR. HANS FRIDERICHS
Deputy Chairman

FRITZ KAMMERER[1]
Deputy Chairman

SABINE BAUER[1]

DR. MANFRED GENTZ

IGOR LANDAU

ROLAND NOSKO[1]

HANS RUPRECHT[1]

WILLI SCHWERDTLE

HEIDI THALER-VEH[1]

CHRISTIAN TOURRES

KLAUS WEISS[1]

[1] Employee representative

In the spring of 2004, a new Supervisory Board was elected.

Biographical information on Executive Board members as well as mandates for all members of the Executive and Supervisory Boards are available at www.adidas-Salomon.com.

FINANCIAL CALENDAR 2004/2005

NOVEMBER 3 ///	NINE MONTHS 2004 RESULTS PRESS RELEASE, CONFERENCE CALL AND WEBCAST
MARCH 9 ///	2004 FULL YEAR RESULTS ANALYST AND PRESS CONFERENCES PRESS RELEASE, CONFERENCE CALL AND WEBCAST
MAY 2 ///	FIRST QUARTER 2005 RESULTS PRESS RELEASE, CONFERENCE CALL AND WEBCAST
MAY 4 ///	ANNUAL GENERAL MEETING IN FÜRTH (BAVARIA), GERMANY WEBCAST
MAY 5 ///	DIVIDEND PAID[1]
AUGUST 3 ///	FIRST HALF 2005 RESULTS PRESS RELEASE, CONFERENCE CALL AND WEBCAST
NOVEMBER 3 ///	NINE MONTHS 2005 RESULTS PRESS RELEASE, CONFERENCE CALL AND WEBCAST

[1] SUBJECT TO ANNUAL GENERAL MEETING APPROVAL

adidas-Salomon AG
Adi-Dassler-Str. 1 /// 91074 Herzogenaurach /// Germany
phone: +49(0)9132 84-0 /// fax: +49(0)9132 84-2241
www.adidas-Salomon.com

INVESTOR RELATIONS
phone: +49(0)9132 84-2920 / 3584 /// fax: +49(0)9132 84-3127
e-mail: investor.relations@adidas.de
www.adidas-Salomon.com/en/investor/

adidas-Salomon is a member of DAI (German Share Institute), DIRK (German Investor Relations Association) and NIRI (National Investor Relations Institute, USA).

This report is also available in German.

CONCEPT AND DESIGN
häfelinger+wagner design, munich